Exhibit 99.1

Hutchison China MediTech Limited (“Chi-Med”) Reports Final Results for the Year Ended December 31, 2016 and Updates Shareholders on Key Clinical Programs

Group:  Record revenue, net income and clinical investment in 2016

•                  Group revenue up 21% to $216.1 million (2015: $178.2m);

•                  Net income attributable to Chi-Med up 46% to $11.7 million (2015: $8.0m), including $76.1 million in research and development expenses on an as adjusted basis (2015: $55.8m).

Innovation Platform:  First successful pivotal Phase III outcome with launch now targeted for 2018

•                  Fruquintinib: Positive Phase III pivotal study in third-line colorectal cancer (“CRC”) — designed to be global best-in-class in terms of efficacy and safety relative to Stivarga® (regorafenib), full data set to be presented mid-2017.  Target 2018 launch in China as the first approved treatment for third-line CRC patients;

•                  8 drug candidates now in 30 active clinical trials (2015: 19) around the world with four pivotal Phase III studies underway; and plans to initiate a further four Phase III studies during 2017;

•                  Presented positive proof-of-concept data over the past year on savolitinib in papillary renal cell carcinoma (“PRCC”); fruquintinib non-small cell lung cancer (“NSCLC”) and gastric cancer in combination with Taxol® (paclitaxel); epitinib in NSCLC patients with brain metastasis; and sulfatinib in neuroendocrine tumors (“NET”). All now moved/moving to Phase III pivotal studies;

•                  Currently conducting Phase I studies on multiple novel drug candidates including HMPL-523 against spleen tyrosine kinase (“Syk”); HMPL-453 against fibroblast growth factor receptor 1/2/3 (“FGFR”); and HMPL-689 against phosphoinositide 3-kinase delta (“PI3Kδ”).

Commercial Platform:  High-performance drug marketing and distribution platform covers ~300 cites/towns in China with >3,300 sales people.  High value products and household-name brands

•                  Total consolidated sales up 43% to $180.9 million (2015: $126.2m);

•                  Total sales of non-consolidated joint ventures up 14% to $446.5 million (2015: $392.7m);

•                  Total consolidated net income attributable to Chi-Med up 180% to $70.3 million (2015: $25.2m), or up 19% to $29.9 million on an adjusted basis which excludes a one-time property gain.

Strengthened cash position:  Expected to be sufficient to progress full pipeline well into 2019

•                  Completed Nasdaq listing, raising net proceeds of $95.9 million; Cash resources of $173.7 million at Group level as of December 31, 2016 ($38.8m as of December 31, 2015), including cash and cash equivalents, short-term investments and unutilized bank facilities.

Catalysts targeted for 2017:

•                  Initiate two global Phase III studies on savolitinib in c-Met-driven PRCC and second-line NSCLC in combination with Tagrisso® (osimertinib);

•                  Submit China New Drug Application (“NDA”) and present full fruquintinib Phase III data in third-line CRC at a major scientific conference in mid-2017;

•                  Initiate two further Phase III pivotal studies in China, epitinib in NSCLC patients with brain metastasis and fruquintinib in second-line gastric cancer in combination with Taxol®;

•                  Proof-of-concept data likely on four studies involving savolitinib, sulfatinib and HMPL-523.

References in this announcement to adjusted research and development expenses, consolidated net income attributable to Chi-Med from our Commercial Platform, consolidated operating profit and consolidated net income attributable to Chi-Med from our Prescription Drugs business are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” below for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

U.K. Analysts Meeting and Webcast Scheduled Today at 9:00 a.m. BST (5:00 p.m. HKT) — at Citigate Dewe Rogerson, Third Floor, 3 London Wall Buildings, London, EC2M 5SY. Investors may participate in the call or access a live video webcast of the call via Chi-Med’s website at www.chi-med.com/investors/event-information/.

U.S. Conference Call Scheduled Today at 9:00 a.m. EDT — to participate in the U.S. call, please dial +1-212-999-6659. For all dial-in numbers please use conference ID “Chi-Med.”

London: Monday, March 13, 2017:  Chi-Med (AIM/Nasdaq: HCM), the China-based biopharmaceutical company focused on discovering and developing targeted therapies for oncology and immunological diseases for the global market, today announces its final results for the year ended December 31, 2016.

Simon To, Chairman of Chi-Med, said:  “Chi-Med has had an important year in 2016, making progress at both the operating and strategic levels, in both the Innovation and Commercial Platforms.

Our Innovation Platform has eight drug candidates in 30 active clinical trials, delivering a flow of pivotal Phase III trial results from this year onwards, with its first drug targeted to launch next year.  This is a sequence of potential new drugs capable of delivering meaningful benefit to patients and value for shareholders. Chi-Med has a solid cash position to fund the pipeline, fueled by its increasingly valuable and cash generative Commercial Platform, a flow of property compensation profits, clinical and regulatory milestone payments and the proceeds of the Nasdaq listing.

On March 3, Chi-Med and its partner Eli Lilly and Company (“Lilly”), announced that fruquintinib had convincingly met all the primary and secondary endpoints of its Phase III pivotal study, the FRESCO study, in third-line CRC.  The NDA will be submitted in China in mid-2017 and, subject to approval, fruquintinib will be launched in 2018. This will be a first for the China biotech industry — fruquintinib is the first new mainstream cancer drug, with global best-in-class positioning, to be discovered and developed in China.  Chi-Med believes fruquintinib has the potential to become one of the largest drugs in China, if successful in the many other solid tumor indications that it is pursuing.  This year, U.S. trials are being initiated, aiming to introduce fruquintinib to the global as well as the China market.

The proof-of-concept data presented over the past twelve months on savolitinib, fruquintinib in combination with Taxol®, epitinib, and sulfatinib as well as the Phase I data on HMPL-523, Chi-Med’s Syk inhibitor was all positive.  This high rate of success is believed to result from the superior kinase selectivity and unique pharmacokinetic (“PK”) properties of these drug candidates. In 2017, data up-dates on four further proof-of-concept studies will be released, and it is anticipated that there will be multiple clinical and regulatory milestones.

In parallel, the Commercial Platform continues to perform well. In addition to growing sales and profits, it provides a very strong China marketing and distribution platform for the drugs to come from the Innovation Platform if approved.  It is also now well positioned to benefit from the tripled production capacity of its new factories and the substantial flow of land compensation profits, which started last year and is set to continue into 2018.  Its brands are household names in China and many products hold market leading positions, representing a set of very valuable and highly sought after assets.

All this, and the proceeds of the Nasdaq listing, mean cash and available resources at year-end were $173.7 million, up by about $135 million, despite the sharp increase in clinical investment, and expected to be sufficient to cover development needs well into 2019.  This financial strength has also allowed for re-negotiation of the collaboration agreement with AstraZeneca AB (publ) (“AstraZeneca”), enabling Chi-Med to take a greater share in the potential long-term economic value of savolitinib in return for increasing its investment.

Over fifteen years of consistent commercial and scientific strategies, along with a pragmatic approach to finance and risk management, has led Chi-Med to today’s position.  The first wave of new drug candidates, led by fruquintinib, and including savolitinib, sulfatinib and epitinib, are progressing towards potential registration and launch in major markets.  The second wave of novel drug candidates including theliatinib, HMPL-523, HMPL-689 and HMPL-453 are now mostly in proof-of-concept studies.  In addition Chi-Med’s discovery platform is generating a third wave of innovation with a strong immuno-oncology focus.  Combining this innovation pipeline with a valuable China marketing and distribution platform, important international partners and a robust cash position lead Chi-Med to view the future with confidence.”

FINANCIAL HIGHLIGHTS:

Consolidated financial results of the Group are reported under U.S. generally accepted accounting principles (“U.S. GAAP”) and in U.S. dollar currency unless otherwise stated.  Chi-Med also conducts its business through three non-consolidated joint ventures, which are accounted for under the equity accounting method as non-consolidated entities in our consolidated financial statements. Within this announcement, certain financial results reported by such non-consolidated joint ventures are referred to, which are based on figures reported in their respective consolidated financial statements prepared pursuant to International Financial Reporting Standards (as issued by the International Accounting Standards Board).  Unless otherwise indicated, references to “subsidiaries” mean the consolidated subsidiaries and joint ventures (excluding non-consolidated joint ventures) of Chi-Med.

Group Results

•                 Consolidated revenue up 21% to $216.1 million (2015: $178.2m).

•                 Net income attributable to Chi-Med of $11.7 million (2015: $8.0m).

•                 Strengthened cash position:  Available cash resources of $173.7 million as of December 31, 2016 (December 31, 2015: $38.8m) at the Chi-Med Group level, including cash and cash equivalents, short-term investments and unutilized banking facilities.  Increase in cash reflects the strong performance of our Commercial Platform and the $95.9 million net proceeds of our March 2016 Nasdaq listing.

Innovation Platform — a broad, risk-balanced, global oncology/immunology pipeline

•                 Consolidated revenue of $35.2 million (2015: $52.0m) and net loss attributable to Chi-Med of $40.7 million (2015: -$3.8m) driven by $76.1 million (2015: $55.8m) in research and development expenses on an as adjusted basis spent on our 30 active clinical trials, four of which are pivotal Phase III studies on fruquintinib and sulfatinib, as well as the continued expansion of our scientific team, which now numbers about 330 scientists and staff.

•                 Amendment to our collaboration with AstraZeneca under which Chi-Med agreed to provide up to $50 million for the joint-development costs of savolitinib in return for a 5 percentage point increase in royalties payable on savolitinib sales across all indications in all markets outside of China.

Commercial Platform — a deeply established, cash-generative, pharmaceutical business in China — a commercialization framework for our Innovation Platform candidate drugs

•                 Total consolidated sales up 43% to $180.9 million (2015: $126.2m) mainly due to progress on the Prescription Drug commercial services business and expansion on Seroquel®.

•                 Total sales of non-consolidated joint ventures up 14% to $446.5 million (2015: $392.7m) due primarily to continued expansion of coronary artery disease prescription drug business.

•                 Total net income attributable to Chi-Med from our Commercial Platform up 180% to $70.3 million (2015: $25.2m) which includes a one-time property compensation gain from Shanghai Hutchison Pharmaceuticals Limited (“SHPL”) of $40.4 million which was triggered by the payment of $113 million in land compensation and subsidies from the Shanghai government.

•                 Growth achieved despite the weakening of the Chinese RMB during 2016 which reduced both our top- and bottom-line growth rates by over -6% in U.S. dollar terms.

KEY 2016 OPERATIONAL HIGHLIGHTS:

Innovation Platform:  First positive Phase III read-out, fruquintinib in third-line CRC, reported on March 3, 2017 — a major achievement for Chi-Med and the biotech industry in China.  Multiple opportunities for near-term pivotal success: three further Phase III studies underway and four more planned to start in 2017 with multiple read-outs expected over the next three years.

•                 Savolitinib:  Potential global first-in-class selective mesenchymal epithelial transition factor (“c-Met”) inhibitor currently in 12 active clinical studies worldwide in multiple tumor types including kidney, lung and gastric cancers as a monotherapy or in combination with other targeted and immunotherapy agents.  Developing globally in partnership with AstraZeneca:

1.           Kidney cancer:

a.         Presented Phase II global multicenter study in advanced PRCC at the 2017 ASCO Genitourinary Cancers Symposium with clear efficacy signal with savolitinib monotherapy in c-Met-driven patients.  Median progression free survival (“PFS”) of 6.2 months in c-Met-driven patients as compared with 1.4 months (p<0.0001) in c-Met-independent patients.  Objective response rate (“ORR”) was 18.2% in c-Met-driven patients vs. 0% (p=0.002) in c-Met independent patients.  Encouraging durable response and safety profile were reported in savolitinib treated patients.  Global Phase III protocol is finalized and the companion diagnostic kit developed.  The Phase III study is now set to initiate in Q2 2017;

b.         Initiated global Phase Ib dose finding study of savolitinib in combination with anti-programmed death-1 receptor ligand (“PD-L1”) antibody, durvalumab, in clear cell renal cell carcinoma (“ccRCC”) patients.  A combination dose now confirmed and ccRCC expansion phase initiated.

2.           Lung cancer:

a.         Initiated global Phase IIb study of savolitinib in combination with Tagrisso® in second-line NSCLC patients with epidermal growth factor receptor (“EGFR”) mutations who have failed first-line EGFR tyrosine kinase inhibitor (“TKI”) therapy and harbor c-Met gene amplification.  This triggered a $10 million milestone from AstraZeneca to Chi-Med in June 2016.  Phase IIb results will be presented at a scientific event in 2017 and we hope to initiate a global Phase III registration study in 2017;

b.         Initiated or continued four further Phase Ib/II studies in NSCLC patients, including: (i) as a monotherapy in first-line NSCLC patients with c-Met mutations that result in Exon 14 skipping; (ii) as a combination therapy with Iressa® (gefitinib) in NSCLC patients with EGFR mutations and who have failed first-line EGFR TKI therapy; (iii) as a monotherapy in pulmonary sarcomatoid carcinoma (“PSC”) patients with c-Met mutations; and (iv) as a combination therapy with Tagrisso® in third-line NSCLC patients who have failed Tagrisso® therapy.

3.           Gastric cancer:

a.         A proof-of-concept study of savolitinib as a monotherapy in gastric cancer patients with c-Met gene amplification is ongoing in both South Korea and China; promising response data was presented by Dr. Jeeyun Lee of Samsung Medical Center in 2016;

b.         Two Phase Ib studies of savolitinib in combination with Taxotere® (docetaxel) in gastric cancer patients with c-Met over-expression or c-Met gene amplification is ongoing in South Korea.

•                 Fruquintinib:  Designed to be a global best-in-class selective inhibitor of vascular endothelial growth factor receptor 1/2/3 (“VEGFR”) — developing in China in partnership with Lilly and independently outside China:

1.         CRC (third-line or above):  Reported that fruquintinib has convincingly met the primary endpoint of overall survival (“OS”) and all secondary endpoints in the FRESCO Phase III study as a monotherapy among third-line CRC patients in China; further, that the adverse events (“AEs”) demonstrated in FRESCO did not identify any new or unexpected safety issues; plan now to submit the China NDA and present full data-set at a scientific conference in mid-2017; subject to China FDA approval we, and our partner Lilly, expect to launch fruquintinib in China in 2018; based on the patient population in third-line CRC in China, as well as the sales performance of TKIs launched in recent years in China, we estimate peak fruquintinib revenues in third-line CRC alone could reach ~$110-160 million resulting in peak net income to Chi-Med of ~$20-35 million.

2.         NSCLC (third-line): Presented positive Phase II study showing fruquintinib was well tolerated with an ORR of 16.4% vs. 0% (p=0.02) and median PFS of 3.8 months vs. 1.1 months (p<0.001) for fruquintinib vs. placebo.  In late 2015, we began enrolling a Phase III study, named FALUCA, with a primary end point of median OS, to test fruquintinib in third-line NSCLC patients in China; expect to complete enrollment in 2017; top-line Phase III data expected to be reported in 2018; subject to positive FALUCA outcome, we plan to submit China NDA during 2018;

3.         Gastric cancer (second-line):  Presented positive Phase I/Ib dose finding/expansion study which established a well-tolerated combination dose of 4mg fruquintinib with 80mg/m2 weekly of Taxol® with encouraging efficacy, including ORR of 36%; DCR of 68%; >16 week PFS of 50% and >7 month OS of 50%.  On-track now to initiate a Phase III registration study in China during 2017;

4.         NSCLC (first-line): In January 2017, we initiated a Phase II study of fruquintinib in combination with Iressa® in first-line EGFR-mutant NSCLC patients in China;

5.         Production facility in Suzhou, China, fully operational and ready to support potential commercial launch of fruquintinib in 2018;

6.         Received U.S. FDA Investigational New Drug (“IND”) application clearance for fruquintinib in 2016 and plan to initiate Phase I dose confirmation study in Caucasian patients in the U.S. in 2017.

•                 Sulfatinib:  A unique angio-immuno kinase inhibitor therapy with high potency against VEGFR, FGFR1 and colony stimulating factor receptor 1 (“CSF-1R”) with emerging strong efficacy in multiple solid tumor settings — enrolling two pivotal Phase III studies:

1.         Neuroendocrine tumors (“NET”):

a.         Presented positive Phase II study showing sulfatinib was well tolerated with highly encouraging efficacy in both pancreatic NET (ORR 17.1%; DCR 90.2%; and median PFS 19.4 months) and non-pancreatic NET (ORR 15.0%; DCR 92.5%; and median PFS 13.4 months) with 100% DCR in twelve patients that had previously failed on targeted therapies such as Sutent® (sunitinib) and Afinitor® (everolimus); now enrolling two Phase III studies in China, named SANET-p (in pancreatic NET patients) and SANET-ep (in non-pancreatic NET patients), with primary endpoint median PFS; Phase III top-line data expected in 2018;

b.         U.S. Phase I dose confirmation study in Caucasian patients is near completion and dose expansion in tumor types of interest is being planned.

2.         Thyroid cancer: In March 2016, we initiated a Phase II proof-of-concept study in patients with locally advanced or metastatic radioactive iodine-refractory differentiated thyroid cancer or medullary thyroid cancer in China; we have observed encouraging early efficacy.

3.         Biliary tract cancer: Initiated a Phase II proof-of-concept study in China in January 2017.

•           Epitinib:  Highly differentiated EGFR TKI designed for optimal blood-brain barrier penetration allowing for higher drug exposure in the brain than currently marketed first generation EGFR TKIs:

1.         NSCLC with brain metastasis:  Presented positive Phase Ib study in EGFR mutation positive NSCLC patients with brain metastasis showing epitinib was well tolerated and demonstrated encouraging efficacy with an overall ORR (lung and brain) of 62% in all EGFR TKI naïve patients (those patients not previously treated with an EGFR TKI) and an ORR of 70% in EGFR TKI naïve patients who also had measurable brain metastasis and were c-Met negative, including both confirmed and unconfirmed Partial Response (“PR”).  Based on these data we plan to initiate a Phase III registration study in 2017.

2.         Glioblastoma: Planning underway to start a Phase II study in glioblastoma, a primary brain cancer that harbors high levels of EGFR gene amplification, in 2017.

•             HMPL-523:  Potential global first-in-class Syk inhibitor in oncology and immunology:

1.         Hematological cancer: China FDA granted IND approval in May 2016 and we subsequently initiated China Phase I dose escalation study in patients with hematologic malignancies in late 2016 which we expect to complete during 2017, at which time we will begin dose expansion with single agent HMPL-523 and/or innovative combination regimens.

2.         Immunology: Australia Phase I study completed with no evidence of the hypertension/gastrointestinal toxicities encountered by the first-generation Syk inhibitor (fostamatinib); U.S. IND application submitted in 2016 — U.S. FDA feedback received, now preparing to submit additional data.

•             HMPL-689:  Potential global best-in-class, highly selective PI3Kδ inhibitor, which is over five times more potent than Zydelig® (idelalisib):

Hematological cancer: Completed Phase I study in healthy volunteers in Australia, with recommended starting dose in Phase I hematology study of 5mg twice daily; now progressing into Phase I in patients with lymphomas in China where we received IND clearance in February 2017.

•             Theliatinib:  EGFR inhibitor, with high binding affinity to wild-type EGFR protein, with potential in patients with solid tumors presenting EGFR gene amplification or protein overexpression:

Esophageal cancer:  Phase I dose escalation study is continuing, with preliminary activity observed; a Phase II expansion in esophageal cancer patients with a high level of EGFR activation, including gene amplification and protein over expression has been initiated.

•             HMPL-453:  Potential global first-in-class and/or best-in-class selective FGFR 1/2/3 inhibitor:

Solid tumors:  In February 2017, we initiated a Phase I dose escalation study in Australia; the IND in China has also been cleared and Phase I dose escalation is set to initiate in Q2 2017.

Commercial Platform:  Continued strong growth in cash flow and profit — representing a stable financial base that underpins a significant portion of Chi-Med’s current market value.

•            Prescription Drugs business continuing to drive growth — consolidated sales up 42% to $149.9 million (2015: $105.5m); and total sales of non-consolidated Prescription Drugs joint venture up 23% to $222.4 million (2015: $181.1m).

1.         She Xiang Bao Xin (“SXBX”) pill — our most important commercial product, is a prescription vasodilator proprietary to our joint venture:  Accounted for about 12% of China’s over $1.5 billion botanical coronary artery disease prescription drug market, full patent protection through 2029; 2016 sales up 23% to $195.4 million (2015: $159.3m); SXBX pill represents 88% of the sales of SHPL, our joint venture, which contributed 89% of the $22.3 million (2015: $16.4m) consolidated Prescription Drugs business operating profit on an adjusted basis which excludes the one-time property gain.

2.         Seroquel® — prescription antipsychotic under exclusive commercial license from AstraZeneca within China: Accounted for approximately 5% of China’s antipsychotic prescription drug and 46% of the generic quetiapine market; Seroquel® is the only extended release (“XR”) quetiapine formulation approved in China; 2016 sales were up 63% to $34.4 million (2015: $21.1m); 2016 is the first full year of Seroquel® commercialization under Chi-Med.

•            Completed move to new factory in Shanghai, almost tripling the manufacturing capacity of our Prescription Drugs joint venture.  Triggering $113 million total cash compensation and subsidies to SHPL for the surrender of the land-use rights to its old factory site.

•            Consumer Health business stable despite over-the-counter (“OTC”) drug production capacity constraints — consolidated sales up 50% to $31.0 million (2015: $20.7m); and total sales of non-consolidated Consumer Health joint venture up 6% to $224.1 million (2015: $211.6m).  Sales in our OTC drug joint venture increased marginally due to tight manufacturing capacity resulting from the move to our new factory in Bozhou, Anhui province; despite this, our OTC drug joint venture’s portfolio of market leading products contributed 88% of our $11.6 million (2015: $11.8m) consolidated Consumer Health business operating profit in 2016.

2017 CATALYSTS:  We target to present multiple clinical data updates during 2017, including:

•                  Savolitinib:

1.         Phase II median OS data (mature) in PRCC;

2.         Phase II data in second-line NSCLC in combination with Tagrisso® and Iressa®;

3.         Phase II dose finding data in ccRCC in combination with durvalumab (PD-L1).

•                  Fruquintinib: Phase III FRESCO study full data set publication in third-line CRC.

•                  Sulfatinib: Preliminary Phase II data in medullary and differentiated thyroid cancer.

•                  HMPL-523: Preliminary Phase Ib expansion proof-of-concept data in hematological cancer.

We target to achieve multiple clinical and regulatory milestones during 2017, including:

•                  Savolitinib:

1.         Initiate global Phase III study in PRCC;

2.         Initiate global Phase III study in second-line NSCLC in combination with Tagrisso®.

•                  Fruquintinib:

1.         Submit NDA in China in third-line CRC;

2.         Initiate China Phase III study in second-line gastric cancer;

3.         Complete enrollment of Phase III FALUCA study in third-line NSCLC;

4.         Initiate U.S. Phase I dose confirmation study in Caucasian patients.

•                  Epitinib:

1.         Initiate China Phase III study in first-line EGFR-mutant NSCLC patients with brain metastasis;

2.         Initiate China Phase II study in glioblastoma (primary brain cancer).

•                  Sulfatinib:  Initiate U.S. Phase II study in NET.

•                  HMPL-523 (Syk):  Initiate Australian Phase Ib/II expansion study in hematological cancer.

•                  HMPL-689 (PI3Kδ):  Initiate Phase I study in China in hematological cancer patients.

•                  HMPL-453 (FGFR-1/2/3): Initiate Phase I studies in Australia/China in solid tumor patients.

FINANCIAL GUIDANCE:  The over-performance in actual 2016 revenue and net income, as compared to our most recent guidance, provided in our interim results announcement for the six months ended June 30, 2016 dated August 2, 2016, reflects the general strength of our Commercial Platform performance including the scale of property compensation received.  We provide reconciliation of 2016 guidance versus actual performance and full year 2017 financial guidance, as detailed below:

	2016 Guidance[1]	2016 Actual	2017 Guidance
Group Level:
• Consolidated revenue	$190-205 million	$216.1 million	$225-240 million
• Admin., interest & tax	$(16)-(18) million	$(17.9) million	$(18)-(19) million
• Net income/(loss)[2]	$0-5 million	$11.7 million	$(13)-(28) million

Innovation Platform:
• Consolidated revenue	$35-40 million	$35.2 million	$35-40 million
• Adjusted R&D expenses	$(80)-(85) million	$(76.1) million	$(85)-(90) million

Commercial Platform:
• Sales (consolidated)	$155-165 million	$180.9 million	$190-200 million
• Sales of non-consol. JVs[3]	$430-440 million	$446.5 million	$480-500 million
• One-time property gains[2]	$35-37 million	$40.4 million	$14-16 million
• Net income[2]	$63-66 million	$70.3 million	$46-50 million

Notes: [1] Company Guidance August 2, 2016; [2] Attributable to Chi-Med; [3] Joint ventures.

FINANCIAL STATEMENTS:  Chi-Med will today file with the U.S. Securities and Exchange Commission its Annual Report on Form 20-F.

Annual General Meeting:

The Annual General Meeting of Chi-Med will be held at 4th Floor, Hutchison House, 5 Hester Road, Battersea, London SW11 4AN on Thursday, April 27, 2017 at 10:00 a.m.

Contacts:

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (“CK Hutchison”) (SEHK: 0001). For more information, please visit: www.chi-med.com.

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “Chi-Med,” “Chi-Med Group,” “we,” “us” and “our” mean Chi-Med and its consolidated subsidiaries and joint ventures unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group.  This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “believe,” “first-in-class,” “best-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions.  You should not place undue reliance on these statements.  Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.  There can be no guarantee that any of our drug candidates will be approved for sale in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such drug candidates will achieve any particular revenue or net income levels.  In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the inability of a drug candidate to meet the primary or secondary endpoint of a study; the inability of a drug candidate to obtain regulatory approval in different jurisdictions or gain commercial acceptance after obtaining regulatory approval; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries and uncertainties regarding future global exchange rates.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that Chi-Med obtained from industry publications and reports generated by third-party market research firms, including Frost & Sullivan, an independent market research firm, and publicly available data. All patient population, market size and market share estimates are based on Frost & Sullivan research, unless otherwise noted.  Although Chi-Med believes that the publications, reports and surveys are reliable, Chi-Med has not independently verified the data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

Ends

CHAIRMAN’S STATEMENT

Chi-Med’s aim remains to become a large-scale innovative global biopharmaceutical company based in China.

The progress in 2016 in advancing savolitinib and fruquintinib toward submissions for approval is particularly encouraging.  Approval of these drug candidates, if successful, would propel Chi-Med into a new era, in which its six other clinical drug candidates, and the proven discovery capability of its scientific team, could take the company to new heights.

For over fifteen years, Chi-Med and its partners have invested over $400 million in pursuit of this aim.  The approximately 330-person strong scientific team has created a broad portfolio of differentiated products in the global targeted therapy arena in oncology and immunology.  Chi-Med has focused on creating highly selective drug candidates against multiple novel and validated molecular targets with the potential to be global first-in-class or best-in-class.  It is intended that these drug candidates will be used as monotherapies or in combination treatments with other oncology and immunology therapies and as a result, improve global patient outcomes and create shareholder value.

The 2016 amendment of the global collaboration agreement on savolitinib with AstraZeneca is further evidence of our belief in savolitinib’s potential across multiple oncology indications.

Key elements of Chi-Med’s strategy are:

To design novel drug candidates against well-characterized targets with global first-in-class potential — Chi-Med believes its most significant market opportunity is developing innovative drug therapies that have global first-in-class potential in areas of high unmet needs.  In order to limit its risk, the scientific team has focused on novel tyrosine kinase targets, which have a deep body of evidence to support their role in cell signaling in cancer or inflammation, such as c-Met, Syk and FGFR.

To use a chemistry-focused approach centered on kinase selectivity to create global best-in-class products — In addition to novel targets, risk is also balanced by creating drug candidates against proven validated targets including VEGFR, EGFR and PI3Kδ.  The belief being that there is a lot of room to improve on the first generation of TKIs that have emerged over the last fifteen years. Chi-Med works to develop differentiated next generation TKIs characterized by high selectivity and superior PK properties leading to improved patient tolerability and efficacy.  This scientific approach should be strongly validated once the full data set of the FRESCO study on fruquintinib is presented in mid-2017.

To pursue a practical, efficient and global best practice clinical and regulatory strategy — China’s large patient population, combined with lower clinical trial costs, as compared to the West, allows for rapid and lower risk development through proof-of-concept on validated targets.  All studies in China are conducted to global Good Clinical Practice standards, predominantly using global Contract Research Organizations.  On novel targets, Chi-Med accepts higher risk and pursues global clinical development from day one in order to maximize the chance of achieving a global first-in-class position.

To deploy a risk-balanced approach to financing long-term investment in innovation — Chi-Med has followed an unconventional path to reach its current stage of development as a company.  Risk has been balanced in every manner possible, focusing on building a financially sustainable operation with a low chance of negative binary outcome.  Starting with the above risk-balanced portfolio approach to choosing the novel/validated kinase targets on which to focus research; to the partnerships with AstraZeneca and Lilly which have broadened development plans, and provided technical support and global reach; to basing the operations of Chi-Med in China where generally lower operating costs allow for a scientific team large enough to manage development of such a broad pipeline; to building a powerful Commercial Platform which provides steady cash flow; and finally, to the relationship with its majority shareholder, CK Hutchison, who has had a long-term, practical, mind-set.  These factors distinguish Chi-Med from, and provide competitive advantages over, the more common path of evolution of many emerging biotech companies.

As always, I would like to express my deep appreciation for the support of the investors, directors and partners of Chi-Med and for the commitment and dedication of all of the management and staff of Chi-Med.

Simon To

Chairman, March 13, 2017

FINANCIAL REVIEW

Chi-Med Group revenues for the year ended December 31, 2016 increased by 21% to $216.1 million (2015: $178.2m), due to a 43% increase in revenue generated by our Commercial Platform to $180.9 million in 2016 (2015: $126.2m) driven by the progress of our consolidated joint venture Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“Hutchison Sinopharm”).  The foregoing was offset in part by a 32% decrease in revenue from our Innovation Platform revenue to $35.2 million in 2016 (2015: $52.0m), reflecting a lower level of milestone payments, service fees and clinical cost reimbursements received from AstraZeneca, Lilly and NSP compared to the prior year. It should be noted that Group revenues do not include the revenues of our two large-scale, 50/50 joint ventures in China, SHPL and Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”), since these are accounted for using the equity method.  Our equity in earnings of our non-consolidated joint ventures, net of tax, increased by 193% to $66.2 million in 2016 (2015: $22.6m).

Our Commercial Platform, which continues to be Chi-Med’s primary profit and cash source, grew operating profit by 163% to $74.3 million (2015: $28.2m) as a result of growth in SHPL’s coronary artery disease Prescription Drug business and a major one-time property gain.  The Innovation Platform incurred an operating loss of $40.8 million (2015: -$3.8m) as a result of expansion of clinical development activities, rapid organization growth to support these clinical activities and investment in the expansion of small molecule manufacturing operations.

Net corporate unallocated expenses, primarily Chi-Med Group overhead and operating costs, increased to $12.9 million (2015: $11.0m) principally due to our Nasdaq listing and the resulting increased organization and third-party advisor costs in the audit and compliance areas.

Consequently, Chi-Med Group operating profit was $20.5 million (2015: $13.4m).

The aggregate of interest and income tax expenses of Chi-Med Group, as well as net income attributable to non-controlling interests during the period increased to $8.8 million (2015: $5.4m) driven largely by 5% withholding taxes accrued on the net income of our Commercial Platform joint ventures during the period.

The resulting total Group net income attributable to Chi-Med was therefore $11.7 million (2015: $8.0m).

In 2015, in accordance with U.S. GAAP, Chi-Med recorded a non-cash accretion charge of $43.0 million which was equivalent to the estimated value of redeemable preferred shares in our Innovation Platform subsidiary, Hutchison MediPharma Holdings Limited (“HMHL”), held by Mitsui & Co., Ltd. (“Mitsui”). In July 2015, we completed a transaction to roll-up Mitsui’s preferred shares in HMHL into Chi-Med ordinary shares and thereby eliminated the chance that cash would be needed to redeem the preferred shares as well as the need for further future non-cash accretion charges.

As a result, Group net income attributable to ordinary shareholders of Chi-Med in 2016, was $11.7 million, or $0.20 per ordinary share / $0.10 per American depositary share (“ADS”), compared to a net loss attributable to ordinary shareholders of Chi-Med of $35.0 million, or $0.64 per ordinary share / $0.32 per ADS, in 2015.

Cash and Financing

In the past five years, as our clinical spending has escalated, we endeavored to remain consistently cash-positive at the Chi-Med Group level and in 2016, we used $9.6 million (2015: $9.4m) in net cash in our operating activities.  This result was driven by increased dividends paid by our non-consolidated Commercial Platform joint ventures, payments received from AstraZeneca, Lilly, and Nutrition Science Partners Limited (“NSP”), our joint venture with Nestlé Health Science S.A. (“Nestlé”), which, in aggregate, came close to offsetting our $76.1 million (2015: $55.8m) in research and development expenses on an adjusted basis.

In March 2016, we completed our Nasdaq listing and raised $110.2 million in new equity capital, or $95.9 million net of expenses incurred, to strengthen our balance sheet and support development plans, through to planned NDA submissions, for certain of our lead drug candidates.

As of December 31, 2016, we had available cash resources of $173.7 million (December 31, 2015: $38.8m) at the Chi-Med Group level including cash and cash equivalents and short-term investments of $103.7 million (December 31, 2015: $31.9m) and unutilized bank borrowing facilities of $70.0 million (December 31, 2015: $6.9m). Aggregate borrowing facilities of $70 million, with an average 18 month term, were subsequently renewed in February 2017.

In addition, as of December 31, 2016, our non-consolidated joint ventures (SHPL, HBYS and NSP) held $91.0 million (December 31, 2015: $80.9m) in available cash resources.  In late-2016, our Prescription Drug joint venture, SHPL, received about $72 million of property compensation and subsidies from the Shanghai government.  This cash injection led Chi-Med to record a one-time gain of $40.4 million in 2016 at the Group level and will fund the expected one-time dividend of approximately $40 million to the Chi-Med Group level in the first half of 2017.  Subject to Guangzhou urban redevelopment policy, we hope to conclude negotiations for the return of land use rights for unused land under the HBYS joint venture in Guangzhou in 2017, thereby triggering further cash compensation.

Outstanding bank loans as of December 31, 2016 amounted to $46.8 million (December 31, 2015: $49.8m) at the Chi-Med Group level, of which $26.8 million is guaranteed by a wholly-owned subsidiary of CK Hutchison. Our total Chi-Med Group weighted average cost of borrowing in 2016 on both unsecured and guaranteed loans, including all interest and guarantees fees, was 2.4%. As of December 31, 2016, our non-consolidated joint ventures had no outstanding bank loans (December 31, 2015: $26.5m).

In summary, we believe that the cash resources that we currently hold are sufficient to fund all our near-term activities, including the increased cash requirements resulting from the amendment to the savolitinib collaboration with AstraZeneca made in August 2016.

OPERATIONS REVIEW

INNOVATION PLATFORM

The Chi-Med pipeline of drug candidates has been created and developed by the in-house research and development operation which was started in 2002.  Since then, we have assembled a large team of about 330 scientists and staff (December 31, 2015: 310) based in China and operating a fully-integrated drug discovery and development operation covering chemistry, biology, pharmacology, toxicology, chemistry and manufacturing controls for clinical and commercial supply, clinical and regulatory and other functions. Looking ahead, we plan to continue to leverage this platform, as we have in the past decade, to produce a stream of novel drug candidates with global potential.

Innovation Platform revenue in 2016 was $35.2 million (2015: $52.0m) reflecting a lower level of milestone payments, service fees and clinical cost reimbursements received from AstraZeneca and Lilly than last year. Net loss attributable to Chi-Med increased to $40.7 million (2015: -$3.8m) driven by $76.1 million (2015: $55.8m) in research and development spending on our pipeline of eight oncology and immunology drug candidates on an adjusted basis.  Since inception, the Innovation Platform has dosed almost 2,900 patients/subjects in clinical trials of our drug candidates with about 711 dosed in 2016 (2015:705) primarily driven by the enrollment of the four Phase III studies that we currently have underway.

Product Pipeline Progress

Savolitinib (AZD6094):  Savolitinib is a potential global first-in-class inhibitor of c-Met, an enzyme which has been shown to function abnormally in many types of solid tumors.  We designed savolitinib to be a potent and highly selective oral inhibitor, which through chemical structure modification addressed human metabolite-related renal toxicity, the primary issue that halted development on several other selective c-Met inhibitors. In clinical studies to date, involving about 460 patients, savolitinib has exhibited no renal toxicity as well as promising signs of clinical efficacy in patients with c-Met gene alterations in PRCC, NSCLC, CRC and gastric cancer.  We are currently testing savolitinib in partnership with AstraZeneca in multiple Phase Ib/II studies, both as a monotherapy and in combination with other targeted therapies, and expect to start global Phase III registration studies in 2017.

AstraZeneca collaboration amendment:  On August 1, 2016, Chi-Med agreed to contribute up to $50 million, spread primarily over three years, to the joint development costs of the global pivotal Phase III study in c-Met-driven PRCC. Subject to approval in the PRCC indication, Chi-Med will receive a 5 percentage point increase in the global (excluding China) tiered royalty rate payable on savolitinib sales across all indications, thereby increasing to a tiered royalty rate of 14% to 18%.  After total aggregate sales of savolitinib have reached $5 billion, the royalty will step down over a two year period, to an ongoing royalty rate of 10.5% to 14.5%. All other provisions of the 2011 agreement will remain unchanged.

Savolitinib — Kidney cancer:  High proportion of MET-driven patients. Four active studies underway.

Study 1 — Completed/awaiting mature OS data (now progressing to Phase III) — Phase II PRCC savolitinib 600mg once daily (“QD”) monotherapy (U.S., Canada, U.K. and Spain) — PRCC is the most common of the non-clear cell renal cell carcinomas (“RCCs”) representing 14% of kidney cancer.  Approximately 366,000 new cases of kidney cancer were diagnosed globally in 2015, equating to about 50,000 cases of PRCC, approximately half of whom harbor c-Met-driven disease.  No systemic therapies/TKIs have been approved in PRCC, and to date only modest efficacy in non-ccRCC has been reported in sub-group analyses of broader RCC studies of VEGFR (e.g. Sutent®) and mammalian target of rapamycin (“mTOR”) (e.g. Afinitor®) TKIs, with ORRs of <10% and median PFS in first-line setting of 4-6 months and second-line setting of only 1-3 months (ESPN study, Tannir N. M. et al.).

In February 2017, we presented the results of our 109 patient global Phase II study in PRCC, the largest and most comprehensive clinical study in PRCC ever conducted.  Of 109 patients treated with savolitinib, PRCC was c-Met-driven in 44 patients (40%), c-Met-independent in 46 (42%) and MET status unknown in 19 (17%). c-MET-driven PRCC was strongly associated with encouragingly durable response to savolitinib with ORR in the c-Met-driven group of 18.2% (8/44) as compared to 0% (0/46) in the c-Met-independent group (P=0.002). Median PFS for patients with c-Met-driven and c-Met-independent PRCC was 6.2 months (95% CI: 4.1—7.0) and 1.4 months (95% CI: 1.4—2.7), respectively (hazard ratio, 0.33; 95% CI; 0.20—0.52; log-rank P<0.0001). OS is not yet mature for savolitinib treatment of c-Met-driven patients and will be presented in due course once median OS has been reached.  Savolitinib was well tolerated with no treatment related Grade >3 adverse events (“AE”), with >5% incidence, associated with savolitinib.  Total aggregate savolitinib treatment related Grade >3 AEs occurred in just 19% of patients comparing very well to the 70-75% Grade >3 AE level recorded in VEGFR inhibitors such as Sutent® and Votrient® (pazopanib) in multiple RCC studies.

Study 2 — Enrolling — Phase II study of multiple TKIs in metastatic PRCC (U.S.) — A Phase II study, sponsored by the U.S. National Cancer Institute, and named the PAPMET study, is to assess the efficacy of multiple TKIs in metastatic PRCC including Sutent®; Cabometyx® (cabozantinib); Xalkori® (crizotinib) and savolitinib.  PAPMET will enroll about 180 patients in over 70 locations in the U.S. and report in 2019.

Study 3, Study 4 and Study 5 — Enrolling — Phase Ib study of savolitinib (600mg daily) monotherapy and in combination with durvalumab (anti-PD-L1) in both PRCC and ccRCC patients (U.K.) — A Phase Ib dose finding study began in 2016, named the CALYPSO study, at St. Bartholomew’s Hospital in London, to assess safety/tolerability of savolitinib and durvalumab combination therapy as well as preliminary efficacy of the savolitinib as a monotherapy or combination therapy in several c-Met-driven kidney cancer patient populations.  During 2016, the dose-finding section of the CALYPSO study successfully established the combination dose of savolitinib and durvalumab and the study has now moved on to the expansion stage in ccRCC patients to further explore efficacy.

Savolitinib — Lung cancer:   Savolitinib’s largest market opportunity. Five active studies underway.

Study 6 — Enrolling — Phase II expansion NSCLC (second-line), EGFR TKI refractory, savolitinib (600mg QD) in combination with Tagrisso® (Global) — In June 2015, we presented the TATTON Phase I dose finding study at ASCO, reporting a 55% ORR and 100% DCR among Iressa® or Tarceva® refractory T790M+/- patients, meaning that the patient’s T790M status was known.  Since then we have continued to enroll patients to confirm safety and efficacy and to further define the molecular types that benefit from the combination therapy. We have now initiated a global Phase II expansion study in second-line NSCLC, for which AstraZeneca paid Chi-Med a $10 million milestone in mid-2016, aiming to recruit 25 further c-Met gene amplified and T790M- patients.   We target to complete this Phase II expansion study in 2017, and if ORR and duration of response are in line with what we have seen to date, we will consider moving to a pivotal global Phase III study and seeking potential U.S. FDA Breakthrough Therapy designation.  In this second-line EGFR TKI refractory NSCLC population, c-Met-driven disease exists in 15-20% of patients or approximately 35,000-40,000 new patients per year globally.

Study 7 — Enrolling — Phase II NSCLC (third-line), EGFR/T790M TKI-refractory, savolitinib (600mg QD) in combination with Tagrisso® (Global) —  A second study arm has begun enrollment for a Phase II trial to evaluate the use of savolitinib in combination with Tagrisso® in patients with c-Met gene amplification who have progressed following treatment with Tagrisso® (i.e. T790M+/c-Met+).  Data presented in June 2016 at ASCO (rociletinib) suggested that in this third-line EGFR/T790M TKI-resistant NSCLC population about 18% of patients harbor c-Met gene amplification.

Study 8 — Enrolling — Phase II NSCLC (second-line), EGFR TKI-refractory, savolitinib (600mg QD) in combination with Iressa® (China) — We will complete this Phase II study and present results during 2017.

Study 9 and Study 10 — Enrolling — Phase II c-Met-driven NSCLC (first-line) savolitinib (600mg QD) monotherapy (China) — Phase II studies of savolitinib are also ongoing in first-line NSCLC and PSC patients, focusing on patients with c-Met Exon-14 skipping.

Savolitinib — Gastric cancer:  Three active Phase Ib gastric cancer clinical studies in China and a multi-arm Phase Ib study, named the VIKTORY study, being run at Samsung Medical Center in South Korea.

Study 11 — Enrolling — Phase Ib gastric cancer, savolitinib monotherapy, patients with c-Met gene amplification (South Korea/China) — Phase Ib study of savolitinib is ongoing, and to date we have seen promising preliminary clinical efficacy in the roughly 5-10% of gastric cancer patients that harbor c-Met gene amplification.

Study 12 and Study 13 — Enrolling — Phase Ib studies of savolitinib (600mg QD) in combination with Taxotere® in c-Met over-expression or c-Met gene amplification gastric cancer (South Korea/China) — Phase Ib dose finding studies are underway to assess safety/tolerability of savolitinib and Taxotere® combination as well as preliminary efficacy of the savolitinib monotherapy and combination therapy in the approximately 40% of gastric cancer patients harboring c-Met over-expression.

Fruquintinib (HMPL-013):  Fruquintinib is a highly selective and potent oral inhibitor of VEGFR 1/2/3 that was designed to be a global best-in-class VEGFR inhibitor for many types of solid tumors. Fruquintinib’s unique kinase selectivity has been shown to reduce off-target toxicity thereby allowing for full VEGFR inhibition 24-hours a day, as well as possible use in combination with other TKIs and chemotherapy in earlier lines of treatment. We believe these are points of meaningful differentiation compared to other approved small molecule VEGFR inhibitors, such as Sutent®, Nexavar® (sorafenib) and Stivarga® (regorafenib).  In addition to the FRESCO study in third-line CRC in China, we are also enrolling FALUCA, a pivotal Phase III study of fruquintinib in third-line NSCLC, and are in final planning on a Phase III study of fruquintinib in combination with Taxol® in the second-line setting for gastric cancer.  Furthermore, a Phase II study of fruquintinib in combination with Iressa® in first-line EGFR-mutant NSCLC began in early 2017 and a Phase I study of fruquintinib in the U.S. is set to start this year.

Study 14 — Primary and secondary endpoints met — Phase III study in CRC (third-line or above), fruquintinib monotherapy (China) — The FRESCO study, is a pivotal Phase III study in 416 patients with locally advanced or metastatic CRC who have failed at least two prior systemic chemotherapies.  Patients were randomized at a 2:1 ratio to receive either 5mg of fruquintinib QD orally, on a 3 weeks on/1 week off cycle, plus best supportive care or placebo plus best supportive care.  FRESCO met its primary endpoint (OS) as well as secondary endpoints (PFS, ORR and DCR) and fruquintinib was well tolerated in FRESCO with no unexpected safety events.  We now intend to present the full FRESCO data set and are on-track to submit fruquintinib’s NDA to the China FDA by mid-2017.  Subject to approvals, we expect fruquintinib will launch in China in 2018 thereby benefiting the approximately 50,000-60,000 new third-line CRC patients per year across China.  We believe that fruquintinib in third-line CRC has approximately $110-160 million peak sales potential, and based on the terms of our agreement with Lilly, this would equate to about $20-35 million in incremental net income to Chi-Med.  The basis of these estimates are Phase II level median PFS; wholesaler acquisition cost similar to that of TKIs in China; the above estimated incidence of third-line CRC; and estimated eventual penetration to 20-30% of these patients.  A relevant cross-reference point for the estimate of fruquintinib’s third-line CRC potential peak sales in China is apatinib, a multi-kinase VEGFR inhibitor approved in China in third-line gastric cancer (a similar sized patient population to third-line CRC), of over $100 million in 2016, its first full year post launch — we believe apatinib’s rapid growth is aided by off-label usage beyond third-line gastric cancer due to the current lack of therapeutic alternatives in third-line NSCLC and third-line CRC in China.

Study 15 — Enrolling — Phase III NSCLC third-line fruquintinib monotherapy (China) — In December 2016, we presented positive Phase II results in third-line NSCLC patients, which showed median PFS of 3.8 months for the fruquintinib group compared to 1.1 months for the placebo group (hazard ratio=0.27, p<0.001); an ORR of 16.4% for the fruquintinib group compared to 0% for the placebo group (p=0.02); a DCR of the fruquintinib group significantly higher than that of the placebo group with a difference of 53.8% (36.3, 71.4; 95% CI, p<0.001).  Fruquintinib was well tolerated with treatment related Grade >3 AEs, with >5% incidence, associated with fruquintinib of hypertension (8.2%).  In December 2015, we initiated the FALUCA study in China, which is a pivotal Phase III study in advanced non-squamous NSCLC patients who have failed two prior systemic chemotherapies.  Patients are randomized at a 2:1 ratio to receive either 5mg of fruquintinib orally once per day, on a 3 weeks on/1 week off cycle plus best supportive care, or placebo plus best supportive care.  The primary endpoint is OS, with secondary endpoints including PFS, ORR, DCR and duration of response.  We expect to complete FALUCA enrollment in 2017 and reach OS endpoint maturity by 2018.  There are approximately 60,000-70,000 new third-line NSCLC patients per year in China.

Study 16 — Enrolling — Phase II study of fruquintinib in combination with Iressa® in first-line NSCLC (China) — In January 2017, we initiated a multi-center, single-arm, open-label Phase II study of fruquintinib in combination with Iressa® in the first-line setting for patients with advanced or metastatic NSCLC with EGFR activating mutations.  The objectives of the Phase II study are to evaluate the safety and tolerability as well as preliminary efficacy of the combination therapy.

Study 17 — Planning — Phase I fruquintinib monotherapy in advanced solid tumors (U.S.) — Our U.S. FDA IND was cleared on fruquintinib in late 2016.  A Phase I study in Caucasian cancer patients is now set to begin in the U.S. in 2017.

Study 18 — Completed (now progressing to Phase III) — Phase Ib study of fruquintinib in combination with Taxol® in gastric cancer (second-line) (China) — In early 2017, we presented results of an open label, multi-center Phase Ib dose finding/expansion study of fruquintinib in combination with Taxol® in second-line gastric cancer.  A total of 32 patients were enrolled in the study and the recommended phase II dose (“RP2D”) of fruquintinib was determined to be 4mg QD 3 weeks on/1 week off in combination with 80mg/m2 weekly of Taxol®.  A total of 28 of 32 patients were efficacy evaluable with an ORR of 36% and a DCR of 68%. At fruquintinib RP2D, >16 week PFS was 50% and >7 month OS was 50%.  Tolerability of the RP2D combination was as expected with treatment related Grade >3 AEs, with >5% incidence, of neutropenia (41%), leukopenia (28%), decreased hemoglobin (6%), hand-foot syndrome (6%), neurophlegmon (6%), and hypertension (6%), with higher frequencies in the 4mg cohort as compared with lower doses and with neutropenia and leukopenia being common Taxol® AEs.  The combination regime resulted in a ~30% increase in Taxol® exposure in patients, indicating potential adjust down Taxol® dose in future development.  Based on Phase Ib data, we plan to move directly into a Phase III registration trial in China in 2017.  There are approximately 250,000-300,000 new second-line gastric cancer patients per year in China.

Sulfatinib (HMPL-012):  Sulfatinib is an oral drug candidate with a unique angio-immuno kinase profile which we believe activates and effectively enhances the body’s immune system, specifically T-cells, via VEGFR/FGFR and CSF-1R inhibition.  Importantly, in 2016 we presented pre-clinical data for the first time that show sulfatinib, in addition to VEGFR and FGFR1, is a potent inhibitor of CSF-1R, a signaling pathway involved in blocking the activation of tumor-associated macrophages, which cloak cancer cells from attack from T-cells.  Our Phase I clinical data in 21 NET patients reported strong efficacy in terms of ORR (>30%) and PFS (>18 months) across a broad spectrum of NET sub-types.  These Phase I data compared favorably to the less than 10% ORR and 11.4 month median PFS for Sutent® and Afinitor®, the two approved single agent therapies for pancreatic NET.  Sulfatinib is the first oncology candidate that we have taken through proof-of-concept in China and subsequently started clinical development in the U.S.  We are currently conducting six clinical studies and retain all rights to sulfatinib worldwide.

Last week at the European Neuroendocrine Tumor Society conference we reported the results of an open-label, single-arm Phase II study in China to assess the efficacy and safety of sulfatinib 300mg QD monotherapy in patients with advanced grade 1 or 2 NETs.  A total of 81 patients (41 pancreatic NET and 40 extra-pancreatic NET) were enrolled.  The majority of patients had grade 2 disease (79%) and had failed previous systemic treatments (69%).  As of January 2017, 13 patients had confirmed PR and 61 patients had stable disease (“SD”) corresponding to an overall ORR of 16.0% (13/81), with 17.1% (7/41) in pancreatic NET and 15.0% (6/40) in extra-pancreatic NET, and an overall DCR of 91.4%. Median overall PFS has not been reached, but is estimated to be 16.6 months (95% CI: 13.6, 19.4) with longer median PFS in pancreatic NET estimated at 19.4 months and shorter median PFS in extra-pancreatic NET estimated at 13.4 months. Importantly, in the context of our potential global development strategy, there were twelve patients who had progressed after treatment with targeted therapies (e.g. Sutent® and Afinitor®) and all benefited from sulfatinib treatment (3 PRs and 9 SDs).  Sulfatinib was well tolerated with Grade >3 AEs, with >5% incidence, regardless of causality of hypertension (31%), proteinuria (14%), hyperuricemia (10%), hypertriglyceridemia (9%), diarrhea (7%) and ALT increase (6%).  Based on the above promising Phase I and Phase II efficacy data and tolerability in patients with advanced NETs, two randomized Phase III trials (Studies 19 and 20 below) are ongoing.

Study 19 — Enrolling — Phase III pancreatic NET sulfatinib monotherapy (China) — In March 2016, we initiated the SANET-p study, which is a pivotal Phase III study in patients with low- or intermediate-grade, advanced pancreatic NET. Patients are randomized at a 2:1 ratio to receive either 300mg of sulfatinib orally QD, or placebo, on a 28-day treatment cycle.  The primary endpoint is PFS, with secondary endpoints including ORR, DCR, time to response, duration of response, OS, safety and tolerability.  We expect to complete enrollment in 2018 and present top-line results in 2019.  If the SANET-p Phase III data is consistent with the 17.1% ORR and estimated 19.4 month median PFS reported in the above Phase II study, the benefit to the approximately 5,000-6,000 new pancreatic NET patients per year in China will be significant over their current treatment options.

Study 20 — Enrolling — Phase III extra-pancreatic NET sulfatinib monotherapy (China) — In December 2015, we initiated the SANET-ep study, which is pivotal Phase III study in patients with low or intermediate grade advanced extra-pancreatic NET.  Patients are randomized at a 2:1 ratio to receive either 300mg of sulfatinib orally QD, or placebo, on a 28-day treatment cycle.  The primary endpoint is PFS, with secondary endpoints including ORR, DCR, time to response, duration of response, OS, safety and tolerability.  We expect to complete enrollment in 2018 and present top-line results in 2019.  If the SANET-ep Phase III data is consistent with the 15.0% ORR and estimated 13.5 month median PFS reported in the above Phase II study, the benefit to the approximately 50,000-60,000 new non-pancreatic NET patients per year in China will also be highly significant over their current limited treatment alternatives.

Study 21 — Enrolling — Phase I sulfatinib monotherapy in advanced solid tumors (U.S.) — A Phase I study in Caucasian cancer patients began in the U.S. in November 2015.  We are currently in the 300mg QD cohort and expect to complete dose escalation shortly.  Once the RP2D among Caucasian patients is established, we intend to begin full development in several tumor types in 2017.

Study 22 and Study 23 — Enrolling — Phase II study in recurrent/refractory thyroid cancer patients (China) — In March 2016, we began a Phase II proof-of-concept study in patients with recurrent/refractory medullary or differentiated thyroid cancer and have observed encouraging early efficacy in this open label study in China where there are few safe and effective treatment options.  We target to present preliminary Phase II data in late 2017.

Study 24 — Enrolling — Phase II study in chemotherapy refractory biliary tract cancer patients (China) — In January 2017, we began a Phase II proof-of-concept study in patients with biliary tract cancer, a heterogeneous group of rare, but fatal, malignancies arising from the biliary tract epithelia.  Gemcitabine is the current approved first-line therapy for the approximately 18,000 new biliary tract cancer patients per year in the U.S. (National Cancer Institute), but median survival is less than 12 months for patients with unresectable or metastatic disease at diagnosis.  As a result, we see a major unmet medical need for patients who have progressed on gemcitabine, and sulfatinib may offer a new targeted treatment option in this tumor type.

Epitinib (HMPL-813):   A significant portion of patients, estimated at approximately 50%, with NSCLC go on to develop brain metastasis.  Patients with brain metastasis suffer from poor prognosis with a median OS of less than 6 months and low quality of life with limited treatment options.  Epitinib is a potent and highly selective oral EGFR inhibitor which has demonstrated brain penetration and efficacy in pre-clinical and now clinical studies. EGFR inhibitors have revolutionized the treatment of NSCLC with EGFR activating mutations. However, approved EGFR inhibitors such as Iressa® and Tarceva® cannot penetrate the blood-brain barrier effectively, leaving the majority of patients with brain metastasis, which total approximately 60,000-70,000 new patients per year in China, without an effective targeted therapy.  We currently retain all rights to epitinib worldwide.

Study 25 — Continues to enroll (now progressing to Phase III) — Phase Ib epitinib monotherapy in NSCLC patients with activating EGFR-mutation positive with brain metastasis (China) — In December 2016 we presented the results of an open label, multi-center Phase I dose expansion study.  A total of 34 patients (13 EGFR TKI pretreated and 21 EGFR TKI treatment naïve) were efficacy evaluable with an ORR of 38% (13/34), including 3 unconfirmed responses.  All confirmed and unconfirmed responses occurred in EGFR TKI treatment naïve patients resulting in an ORR of 62% (13/21) and in the 11 EGFR TKI naïve patients who also had measurable brain metastasis (lesion diameter>10 mm per RECIST 1.1), the ORR was 64% (7/11).  Furthermore, when the two patients with c-Met gene amplification were excluded, epitinib ORR increased to 68% (13/19) in EGFR TKI treatment naïve patients and 70% (7/10) of those patients who also had measurable brain metastasis.  Epitinib was well tolerated with treatment related Grade >3 AEs, with >5% incidence, associated with epitinib of elevations in ALT (19%), gamma-GGT (11%), elevations in AST (11%), hyperuricemia (5%) and skin rash (5%).  Based on these encouraging data, and driven by the major unmet medical need, we are now planning to start a Phase III pivotal study of epitinib in EGFR mutant NSCLC patients with brain metastasis in China in 2017.

Study 26 — Phase II study in glioblastoma — Glioblastoma is a primary brain cancer that harbors high levels of EGFR gene amplification.  Planning is underway to start a Phase study II in China during 2017.

Theliatinib (HMPL-309):  Like epitinib, theliatinib is a novel molecule EGFR inhibitor under investigation for the treatment of solid tumors. Tumors with wild-type EGFR activation, for instance, through gene amplification or protein over-expression, are less sensitive to current EGFR TKIs, Iressa® and Tarceva®, due to sub-optimal binding affinity.  Theliatinib has been designed with strong affinity to the wild-type EGFR kinase and has been shown to be five to ten times more potent than Tarceva®.  Consequently, we believe that theliatinib could benefit patients with esophageal and head and neck cancer, tumor-types with a high incidence of wild-type EGFR activation.  We currently retain all rights to theliatinib worldwide.

Study 27 — Enrolling — Phase I study of theliatinib monotherapy in wild-type EGFR NSCLC (China) — We are conducting an open-label Phase I dose escalation study that has completed eight once-daily dose cohorts. While the maximum tolerated dose has not yet been reached and dose escalation is continuing, efficacy has been observed with an unconfirmed PR in an esophageal cancer patient with a high level of EGFR protein expression.

Study 28 — Enrolling — Phase Ib expansion theliatinib monotherapy in esophageal cancer (China) — In January 2017, we began a Phase Ib proof-of-concept expansion study of theliatinib 300mg QD dose in esophageal cancer patients with EGFR protein overexpression or gene amplification.

HMPL-523:  HMPL-523 is a potential global first-in-class oral inhibitor targeting Syk, a key protein involved in B-cell signaling. Modulation of the B-cell signaling system has proven significant potential for the treatment of certain chronic autoimmune diseases, such as rheumatoid arthritis as well as hematological cancers.  We believe HMPL-523, as an oral drug candidate, has important advantages over intravenous monoclonal antibody immune modulators in rheumatoid arthritis in that small molecule compounds clear the system faster, thereby reducing the risk of infections from sustained suppression of the immune system.

Study 29 and Study 30 — Complete (progressing to Phase II) — Phase I study (healthy volunteers) (Australia/China) — In November 2016, we presented results of our Phase I dose escalation study on HMPL-523 in healthy volunteers.  We successfully completed ten single dose cohorts, from 5mg QD through to 800mg QD; and three multiple dose cohorts, from 200mg QD through 400mg QD for 14 days.  A total of 118 adult male healthy subjects were enrolled at baseline and 114 (96.6%) subjects completed the study.  A total of 83 treatment emergent AEs were reported with 38.9% in the HMPL-523 groups, and 32.1% in the placebo groups, respectively.  Two SAEs were reported in the Phase I study and when HMPL-523 was discontinued in those subjects the SAEs were resolved.  Off-target toxicities such as diarrhea and hypertension, which led to the failure of the first-generation Syk inhibitor fostamatinib, were not observed.

In an ex-vivo human whole blood pharmacodynamic (“PD”) assay, HMPL-523 inhibited anti-IgE-induced basophil activation (CD63+) in a concentration-dependent manner with an estimated half maximal effective concentration (EC50) of 47.70ng/mL. Systemic exposure of HMPL-523 was increased up to 1.5 fold when administered in a fed condition compared to a fasted condition, indicating that food consumption increases the relative bioavailability of HMPL-523.  Human PK exposures at 200mg QD and above can be expected to provide the target coverage required for clinical efficacy based on the preclinical PK/PD analysis and as a result, a multiple-dose regimen of 300mg or less of HMPL-523, administered QD, is the RP2D for clinical trials in autoimmune diseases.  We have submitted our U.S. immunology IND application and engaged with the U.S. FDA around our plan for development in rheumatoid arthritis; we are now preparing for submission of additional data to the U.S. FDA after which we will consider our U.S. development strategy in immunology.

Study 31 and Study 32 — Enrolling — Phase I study of HMPL-523 in hematological cancer (second/third-line) (Australia/China) — In early 2016, we initiated a Phase I dose escalation study of HMPL-523 in Australia in patients with relapsed and/or refractory B-cell non-Hodgkin’s lymphoma or chronic lymphocytic leukemia for whom there is no standard therapy.  We have completed the 100mg, 200mg, 400mg, 600mg QD cohorts and are now in the 800mg dose level in Australia.  In mid-2016, we received clearance from the China FDA on our hematological cancer IND application and as a result, in January 2017, we started Phase I dose escalation in B-cell non-Hodgkin’s lymphoma or chronic lymphocytic leukemia patients in China.  Once our maximum tolerated dose or RP2D is reached, we intend to expand into proof-of-concept Phase Ib/II study with several cohorts of tumor sub-types as either monotherapy or in combination with other therapies hoping in both cases to produce preliminary proof-of-concept data on HMPL-523 in hematological cancer during 2017.  We base our hope to reach this objective in 2017 on the strong efficacy (albeit suboptimal safety) reported on Gilead’s Syk inhibitor Entospletinib in 2016.

HMPL-689:  HMPL-689 is a novel, highly selective and potent small molecule inhibitor targeting the isoform PI3Kδ, a key component in the B-cell receptor signaling pathway.  We have designed HMPL-689 with superior PI3Kδ isoform selectivity, in particular to not inhibit PI3Kɣ (gamma), to minimize the risk of serious infection caused by immune suppression. HMPL-689’s strong potency, particularly at the whole blood level, also allows for reduced daily doses to minimize compound related toxicity, such as the high level of liver toxicity observed with the first generation PI3Kδ inhibitor Zydelig®.  HMPL-689’s PK properties have been found to be favorable with expected good oral absorption, moderate tissue distribution and low clearance in preclinical PK studies.  We also expect HMPL-689 will have low risk of drug accumulation and drug-to-drug interaction.  Given this, we believe that HMPL-689 has the potential to be a global best-in-class PI3Kδ agent.  We currently retain all rights to HMPL-689 worldwide.

Study 33 and 34 — Complete — Phase I dose escalation study in healthy volunteers (Australia) — In 2016, we completed a Phase I dose escalation study in healthy adult volunteers to evaluate HMPL-689’s PK and safety profile following single oral dosing.  Results were as expected with linear PK properties and good safety profile.  Detailed Phase I data will be presented at a scientific conference in 2017.   We have now received IND clearance in China and plan to initiate a Phase I dose escalation and expansion study in patients with hematologic malignancies in 2017.

HMPL-453:  HMPL-453 is a potential first-in-class novel, highly selective and potent small molecule that targets FGFR 1/2/3, a sub-family of receptor tyrosine kinases.  Aberrant FGFR signaling has been found to be a driving force in tumor growth (through tissue growth and repair), promotion of angiogenesis and resistance to anti-tumor therapies.  To date, there are no approved therapies specifically targeting the FGFR signaling pathway.  In pre-clinical studies, HMPL-453 demonstrated superior kinase selectivity and safety profile as well as strong anti-tumor potency, as compared to drug candidates in the same class.  Abnormal FGFR gene alterations are believed to be the drivers of tumor cell proliferation in several solid tumor settings. We currently retain all rights to HMPL-453 worldwide.

Studies 35 and 36 — Enrolling — Phase I dose escalation (Australia and China) — In February 2017, we announced the initiation of a first-in-human Phase I dose escalation study in Australia to evaluate safety, tolerability, PK and preliminary anti-tumor activity in patients with advanced or metastatic solid tumors, who have failed or cannot tolerate standard therapies or for whom no standard therapies exist.  In late 2016, we received IND clearance for HMPL-453 in China where we are now preparing to initiate a Phase I dose escalation study in solid tumor patients and expect first patient dose in Q2 2017.

HM004-6599:  HMPL-004 is a proprietary botanical drug for the treatment of inflammatory bowel diseases, which we are developing through NSP a 50/50 joint venture with Nestlé. We are working with Nestlé to prepare an IND application for HM004-6599 which we expect to submit in China in 2017.  HM004-6599 is an enriched/purified re-formulation of HMPL-004, our drug candidate that reported positive Phase II results in ulcerative colitis in 2010 but then went on to prove futile in an interim analysis of the subsequent Phase III study in 2014.  We believe that re-formulation should effectively address the primary reasons for the results of the Phase III study.

COMMERCIAL PLATFORM

In 2016, sales of our Commercial Platform’s subsidiaries grew by 43% to $180.9 million (2015: $126.2m), and sales of our Commercial Platform’s non-consolidated joint ventures, SHPL and HBYS, grew by 14% to $446.5 million (2015: $392.7m) resulting in consolidated net income attributable to Chi-Med from our Commercial Platform which increased by 180% to $70.3 million (2015: $25.2m).

During 2016, Chi-Med booked a one-time gain of $40.4 million resulting from land compensation paid by the Shanghai government to SHPL.  Adjusted consolidated net income attributable to Chi-Med from our Commercial Platform grew by 19% to $29.9 million (2015: $25.2m) which excludes a one-time property gain.  These results were particularly encouraging given the weakening of the Chinese RMB which reduced both our top- and bottom-line growth rates by over -6% in U.S. dollar terms during 2016.

The Commercial Platform, which has been built over the past 16 years, is focused on two core business areas. The first area is our Prescription Drugs business, a high margin/profit business operated through our joint ventures SHPL and Hutchison Sinopharm, in which we nominate management and run the day-to-day operations.  Our Prescription Drugs business is a platform that we plan to use to launch our un-partnered drug candidates, such as sulfatinib, epitinib, theliatinib, HMPL-523, HMPL-689 and HMPL-453 once approved in China.  The second area is our Consumer Health business, which is a profitable and cash flow generating business selling primarily market-leading household-name OTC pharmaceutical products through our non-consolidated joint venture HBYS.

Prescription Drugs business:

In 2016, sales of our Prescription Drugs subsidiaries grew by 42% to $149.9 million (2015: $105.5m), and sales of our non-consolidated Prescription Drugs joint venture (SHPL) grew by 23% to $222.4 million (2015: $181.1m) and consolidated net income attributable to Chi-Med from our Prescription Drugs business increased by 284% to $61.1 million (2015: $15.9m).  Adjusted consolidated net income attributable to Chi-Med grew 30% to $20.7 million (2015: $15.9m) representing 69% of our overall Commercial Platform net income which excludes a one-time property gain.

SHPL:  Our own-brand Prescription Drugs business, operated through our non-consolidated joint venture SHPL, continues to perform well with 23% sales growth, primarily fueled by growth in sales of SXBX pill, leading to a 27% increase in net income after tax of $39.7 million (2015: $31.3m) excluding property compensation.  Including the one-time gain of $80.8 million resulting from property compensation paid by the Shanghai government, SHPL recorded a 285% increase in net income after tax to $120.5 million (2015: $31.3m).  Our 50% shareholding in SHPL therefore resulted in consolidated net income attributable to Chi-Med during 2016 of $60.3 million (2015: $15.7m).

SXBX pill:  SHPL’s key product is SXBX pill, an oral vasodilator and pro-angiogenesis prescription therapy approved to treat coronary artery disease, which includes stable/unstable angina, myocardial infarction and sudden cardiac death.  There are over 1 million deaths due to coronary artery disease per year in China, with this number set to rise due to an aging population with high levels of smoking (34% of adults), increasing levels of obesity (28% of adults overweight) and hypertension (26% of adults).  SXBX pill is the third largest botanical prescription drug in this indication in China, with a 12% national market share. Sales of SXBX pill have grown more than twenty-fold since 2001, including 23% in 2016 to $195.4 million (2015: $159.3m) as a result of continued geographical expansion of sales coverage.

SXBX pill is protected by a formulation patent that expires in 2029 and is one of less than two dozen proprietary prescription drugs represented on China’s National Essential Medicines List, which means that all Chinese state-owned health care institutions are required to carry the drug.  SXBX pill is a low-cost drug, fully reimbursed in all provinces in China, listed on China’s Low Price Drug List (“LPDL”) with an average daily cost of RMB3.50, or approximately $0.50.  In the coming years, we anticipate stable growth in sales of SXBX pill given the strength of its proposition, head-room to potentially increase price under the LPDL and the expected expansion of the coronary artery disease market in China driven by an aging population and trends in diet leading to increasing obesity.

The SHPL operation is large-scale in both the commercial and manufacturing areas.  The commercial team now has about 2,200 medical sales representatives which allows for the promotion and scientific detailing of our prescription drug products not just in hospitals in provincial capitals and medium-sized cities, but also in the majority of county-level hospitals in China.  In late 2016, SHPL transitioned to a new, Good Manufacturing Practice-certified factory located 40 kilometers south of Shanghai, which holds 74 drug product manufacturing licenses and is operated by over 500 manufacturing staff.  The move to this new higher capacity factory allowed SHPL to return the land use rights of its old factory located 12 kilometers from the center of Shanghai. As compensation for returning the old factory’s land use rights, the local government has paid SHPL cash and subsidies totaling about $113 million.  As at December 31, 2016, SHPL had received $103 million in cash thereby allowing the Chi-Med Group to record the aforementioned one-time gain of $40.4 million in 2016. The remaining $10 million was received in February 2017 and now the Chi-Med Group will likely receive a dividend of about $40 million from SHPL.

Hutchison Sinopharm:  Our Prescription Drugs commercial services business, which is operated through Hutchison Sinopharm, focuses on providing logistics services to, and distributing and marketing prescription drugs manufactured by, third-party pharmaceutical companies in China.  In 2016, Hutchison Sinopharm made good progress with sales up 42% to $149.9 million (2015: $105.5m) as a result of full period consolidation of the Seroquel® business versus just eight months in 2015.  Hutchison Sinopharm is migrating its operation towards being a higher margin, full-service, third-party prescription drugs commercial services company in China.  In 2016, Hutchison Sinopharm invested in expanding its commercial team to support the exclusive deals on Seroquel® (AstraZeneca) and Concor® (Merck Serono) as well as the full take-back of the Chi-Med owned Zhi Ling Tong brand infant nutrition business from a third-party distributor.  Regulatory reform in the China pharmaceutical industry, expected to be announced in 2017, appears that it might limit the number of distributors allowed between a manufacturer and each hospital to one, which may affect the rate of sales growth of Hutchison Sinopharm in 2017.  As a result, sales growth Guidance for Hutchison Sinopharm in 2017 has been limited.  This regulatory reform will have no impact on Hutchison Sinopharm profitability or commercial team expansion plans.

Seroquel®:  Seroquel® (quetiapine tablets) is an antipsychotic therapy approved for bi-polar disorder and schizophrenia, conditions that are underdiagnosed in China.  Seroquel® holds an approximately 5% market share in China’s anti-psychotic prescription drug market, and 46% of China’s generic quetiapine market, primarily as a result of being the first-mover and original patent holder on quetiapine.  Seroquel® is the only brand in China to have an XR formulation which provides it with competitive advantage over quetiapine generics.  In Q2 2015, Hutchison Sinopharm became the exclusive first-tier distributor to distribute and market Seroquel® tablets in China, and subsequently built a team of over 140 dedicated medical sales representatives (2015: 100) to market Seroquel®.  This led to sales growth of 63% in 2016 to $34.4 million (2015: $21.1m). We target double-digit growth in sales of Seroquel® over the next several years due to the XR formulation and expected expansion in diagnosis and treatment of antipsychotic diseases in China.

Concor®:  Concor® (Bisoprolol tablets) is a cardiac beta1-receptor blocker, relieving hypertension and reducing high blood pressure. Concor® is the number two beta-blocker in China with an approximately 19% national market share.  We control commercial operations in three pilot territories in China and create synergy with our existing cardiovascular medical sales team by detailing Concor® alongside the SXBX pill on a fee-for-service basis.  Sales of Concor® in our territories grew by 43% in 2016 resulting in service fees of $1.4 million (2015: $0.9m).  We expect growth in these fees will be driven by cardiovascular market expansion as well as potential territorial expansion of Hutchison Sinopharm’s activities.

Consumer Health business:

In 2016, sales of our Consumer Health subsidiaries increased by 50% to $31.0 million (2015: $20.7m) and sales of our non-consolidated Consumer Health joint venture (HBYS) increased by 6% to $224.1 million (2015: $211.6m).  Consolidated net income attributable to Chi-Med from our Consumer Health business remained flat at $9.2 million (2015: $9.3m) as a result of tight OTC capacity ahead of our new factory opening in 2017, representing 31% of our overall Commercial Platform net income attributable to Chi-Med in 2016 on an adjusted basis.

HBYS:  Our OTC business operated through our non-consolidated joint venture HBYS focuses on the manufacture, marketing and distribution of market-leading household-name OTC pharmaceutical products and has been an important source of cash for Chi-Med. HBYS sales have grown over five-fold since its establishment in 2005 and, during this period, HBYS has adopted a low-capex strategy of expanding mainly through the use of contract manufacturers.  However, China FDA policy changes in recent years have made contract manufacturing more difficult, so HBYS recently moved to expand in-house production capacity three-fold through the establishment of a new factory in Bozhou.  The Bozhou factory is approaching completion and is expected to commence operations in 2017; however, supply constraints affected HBYS results in 2016 with its sales, as shown above, increasing by 6% and leading to a 5% decline in net income after tax of $20.4 million (2015: $21.4m).  Our shareholding in HBYS therefore resulted in consolidated net income attributable to Chi-Med during 2016 of $8.2 million (2015: $8.6m).

Fu Fang Dan Shen (“FFDS”) tablets and Banlangen granules:  FFDS tablets (angina) and Banlangen granules (anti-viral cold/flu) are generic OTC drugs with leadership national market share in China of 32% and 51%, respectively.  Sales in 2016 of these two products grew marginally to $116.6 million (2015: $115.1m) due to tightness in contract manufacturer supply relating to the move to Bozhou.  While sales of both products in any given year will vary based on the severity of climate/flu season, we anticipate that sales of these key OTC drugs will benefit from the underlying general market expansion and the low risk of price erosion due to our focus on the retail pharmacy channel.

HBYS is well established in the OTC industry in China.  Its Bai Yun Shan brand (literally meaning “White Cloud Mountain,” a famous scenic spot in Guangzhou) is a household name, established over the past 40 years, and known by the majority of Chinese consumers. In addition to its over 730 manufacturing staff and 178 drug product licenses, HBYS has a commercial team of about 1,200 sales staff that fully covers the retail pharmacy channel nationally in China.  We believe that HBYS’s move to build the Bozhou factory, expanding capacity and decreasing reliance on contract manufacturers, will position us well for long-term and sustainable growth.

HBYS property update — HBYS’s vacant Plot 2 (26,700 sqm.) in Guangzhou has now been listed for sale as part of the Guangzhou municipal government’s urban redevelopment scheme plan for 2016.  Subject to Guangzhou government policy, the public auction of this land should occur in 2017. Based on precedent land transactions in the vicinity, we expect the auction value for Plot 2 to be well over $100 million of which 40% would be paid to HBYS as compensation for return of the land use rights. In addition, the move away from HBYS’s larger Plot 1 (59,400 sqm.) will be contingent on how the Bozhou factory develops, but, when auctioned, Plot 1 could bring HBYS compensation per sqm. comparable to Plot 2.

Commercial Platform dividends:  The increasing profits of the Commercial Platform continue to pass through to the Chi-Med Group through dividend payments from our non-consolidated joint ventures, SHPL and HBYS. Dividends of $30.5 million (2015: $6.4m) were paid from these joint ventures to the Chi-Med Group level during 2016.   Net income from SHPL and HBYS have totaled $369 million since 2005, of which a total of $205 million has been paid in dividends to Chi-Med and its partners, with the balance retained primarily to fund factory upgrades, expansion and relocation.  As of December 31, 2016, SHPL or HBYS held in aggregate $85.6 million in cash equivalents and short term investments with no outstanding bank borrowing.  We expect material one-time dividends in 2017 and 2018, resulting from property compensation payments to SHPL and HBYS.

Christian Hogg

Chief Executive Officer, March 13, 2017

Use of Non-GAAP Financial Measures and Reconciliation: In addition to financial information prepared in accordance with U.S. GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

•                  Adjusted research and development expenses;

•                  Adjusted consolidated net income attributable to Chi-Med from our Commercial Platform;

•                  Adjusted consolidated operating profit from our Prescription Drugs business; and

•                  Adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business.

Management uses such measures internally for planning and forecasting purposes and to measure the Chi-Med Group’s overall performance.  We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods.  These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP.  Other companies may define these measures in different ways.  The following items are excluded from adjusted financial results:

Adjusted research and development expenses:  We exclude the impact of the revenue received from external customers of our Innovation Platform, which is reinvested into on our clinical trials, to derive our adjusted research and development expense.  Revenue received from external customers of our Innovation Platform consists of milestone and other payments from our collaboration partners.  The variability of such payments makes the identification of trends in our ongoing research and development activities more difficult. We believe the presentation of adjusted research and development expenses provides useful and meaningful information about our ongoing research and development activities by enhancing investors’ understanding of the scope of our normal, recurring operating research and development expenses.

Adjusted consolidated net income attributable to Chi-Med from our Commercial Platform, adjusted consolidated operating profit from our Prescription Drugs business and adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business:  We exclude the impact of a $40.4 million one-time gain which was triggered by the payment of $113 million in land compensation and subsidies from the Shanghai government to SHPL.

Reconciliation of GAAP to adjusted research and development expenses:

$’000	Year Ended December 31, 2016	Year Ended December 31, 2015
Segment operating loss — Innovation Platform	(40,837)	(3,810)
Less: Segment revenue from external customers — Innovation Platform	(35,228)	(52,016)

Adjusted research and development expenses	(76,065)	(55,826)

Reconciliation of GAAP to adjusted consolidated net income attributable to Chi-Med from our Commercial Platform:

$’000	Year Ended December 31, 2016	Year Ended December 31, 2015
Consolidated net income attributable to Chi-Med — Commercial Platform	70,337	25,155
Less: One-time gain associated with land compensation	(40,416)	—

Adjusted consolidated net income attributable to Chi-Med — Commercial Platform	29,921	25,155

Reconciliation of GAAP to adjusted consolidated operating profit from our Prescription Drugs business:

$’000	Year Ended December 31, 2016	Year Ended December 31, 2015
Consolidated operating profit — Prescription Drugs business	62,696	16,443
Less: One-time gain associated with land compensation	(40,416)	—

Adjusted consolidated operating profit — Prescription Drugs business	22,280	16,443

Reconciliation of GAAP to adjusted consolidated net income attributable to Chi-Med from our Prescription Drugs business:

$’000	Year Ended December 31, 2016	Year Ended December 31, 2015
Consolidated net income attributable to Chi-Med — Prescription Drugs business	61,120	15,934
Less: One-time gain associated with land compensation	(40,416)	—

Adjusted consolidated net income attributable to Chi-Med — Prescription Drugs business	20,704	15,934

Hutchison China MediTech Limited

Consolidated Balance Sheets

(in US$’000)

		December 31,
	Note	2016	2015
Assets
Current assets
Cash and cash equivalents	7	79,431	31,941
Short-term investments	8	24,270	—
Accounts receivable—third parties	9	40,812	33,346
Accounts receivable—related parties	25(b)	4,223	1,869
Other receivables, prepayments and deposits	10	4,314	3,258
Amounts due from related parties	25(b)	1,136	9,293
Inventories	11	12,822	9,555
Deferred tax assets	26	372	250
Total current assets		167,380	89,512
Property, plant and equipment, net	12	9,954	8,507
Leasehold land	13	1,220	1,343
Goodwill	14	3,137	3,332
Other intangible asset	14	469	571
Long-term prepayment		1,771	2,132
Deferred costs for initial public offering in the United States		—	4,446
Investments in equity investees	15	158,506	119,756
Total assets		342,437	229,599
Liabilities and shareholders’ equity
Current liabilities
Accounts payable—third parties	16	30,383	20,565
Accounts payable—related parties	25(b)	5,155	3,521
Other payables, accruals and advance receipts	17	31,990	26,177
Deferred revenue		962	1,171
Amounts due to related parties	25(b)	5,308	6,243
Short-term bank borrowings	18	19,957	23,077
Deferred tax liabilities	26	1,364	308
Total current liabilities		95,119	81,062
Deferred tax liabilities	26	3,997	3,415
Long-term bank borrowings	18	26,830	26,768
Deferred revenue		2,039	3,498
Other deferred income		2,263	2,132
Other non-current liabilities		8,129	10,447
Total liabilities		138,377	127,322
Commitments and contingencies	19

Company’s shareholders’ equity
Ordinary shares; $1.00 par value; 75,000,000 shares authorized; 60,705,823 and 56,533,118 shares issued at December 31, 2016 and 2015	21	60,706	56,533
Additional paid-in capital		208,196	113,848
Accumulated losses		(80,357)	(92,040)
Accumulated other comprehensive (loss)/income		(4,275)	5,015
Total Company’s shareholders’ equity		184,270	83,356
Non-controlling interests		19,790	18,921
Total shareholders’ equity		204,060	102,277
Total liabilities and shareholders’ equity		342,437	229,599

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Operations

(in US$’000, except share and per share data)

		Year Ended December 31,
	Note	2016	2015	2014
Revenues
Sales of goods—third parties		171,058	118,113	59,162
Sales of goods—related parties	25(a)	9,794	8,074	7,823
Revenue from license and collaboration agreements—third parties	23	26,444	44,060	12,336
Revenue from research and development services—third parties		355	2,573	3,696
Revenue from research and development services—related parties	25(a)	8,429	5,383	4,312
Total revenues		216,080	178,203	87,329
Operating expenses
Costs of sales of goods—third parties		(149,132)	(104,859)	(53,477)
Costs of sales of goods—related parties		(7,196)	(5,918)	(5,372)
Research and development expenses		(66,871)	(47,368)	(29,914)
Selling expenses		(17,998)	(10,209)	(4,112)
Administrative expenses		(21,580)	(19,620)	(12,713)
Total operating expenses		(262,777)	(187,974)	(105,588)
Loss from operations		(46,697)	(9,771)	(18,259)
Other income/(expense)
Interest income		502	451	559
Other income		609	386	20
Interest expense		(1,631)	(1,404)	(1,516)
Other expense		(139)	(202)	(761)
Total other income/(expense)		(659)	(769)	(1,698)
Loss before income taxes and equity in earnings of equity investees		(47,356)	(10,540)	(19,957)
Income tax expense	26	(4,331)	(1,605)	(1,343)
Equity in earnings of equity investees, net of tax	15	66,244	22,572	15,180
Net income/(loss) from continuing operations		14,557	10,427	(6,120)
Income from discontinued operation, net of tax		—	—	2,034
Net income/(loss)		14,557	10,427	(4,086)
Less: Net income attributable to non-controlling interests		(2,859)	(2,434)	(3,220)
Net income/(loss) attributable to the Company		11,698	7,993	(7,306)
Accretion on redeemable non-controlling interests		—	(43,001)	(25,510)
Net income/(loss) attributable to ordinary shareholders of the Company		11,698	(35,008)	(32,816)
Earnings/(losses) per share attributable to ordinary shareholders of the Company—basic (US$ per share)
Continuing operations	27(a)	0.20	(0.64)	(0.64)
Discontinued operation	27(a)	—	—	0.02
Earnings/(losses) per share attributable to ordinary shareholders of the Company—diluted (US$ per share)
Continuing operations	27(b)	0.20	(0.64)	(0.64)
Discontinued operation	27(b)	—	—	0.02
Number of shares used in per share calculation—basic	27(a)	59,715,173	54,659,315	52,563,387
Number of shares used in per share calculation—diluted	27(b)	59,971,050	54,659,315	52,563,387

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Comprehensive Income/(Loss)

(in US$’000)

	Year Ended
	December 31,
	2016	2015	2014
Net income/(loss)	14,557	10,427	(4,086)
Other comprehensive loss
Foreign currency translation loss	(10,722)	(5,557)	(2,712)
Total comprehensive income/(loss)	3,835	4,870	(6,798)
Less: Comprehensive income attributable to non-controlling interests	(1,427)	(1,732)	(2,944)
Total comprehensive income/(loss) attributable to the Company	2,408	3,138	(9,742)

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Changes in Shareholders’ Equity

(in US$’000, except share data in ‘000)

					Accumulated	Total
	Ordinary	Ordinary	Additional		Other	Company’s	Non-
	Shares	Shares	Paid-in	Accumulated	Comprehensive	Shareholders’	controlling	Total
	Number	Value	Capital	Losses	Income/(Loss)	Equity	Interests	Equity
As of December 31, 2013	52,051	52,051	99,361	(92,575)	12,310	71,147	6,960	78,107
Net (loss)/income	—	—	—	(7,306)	—	(7,306)	3,220	(4,086)
Non-controlling interests arising from acquisition of a subsidiary	—	—	—	—	—	—	9,003	9,003
Purchase of additional interest in a subsidiary of an equity investee	—	—	—	(234)	—	(234)	—	(234)
Issuance of ordinary shares in relation to exercise of share options (note 21)	1,025	1,025	1,655	—	—	2,680	—	2,680
Share-based compensation-share options	—	—	725	—	—	725	—	725
Foreign currency translation adjustments	—	—	—	—	(2,436)	(2,436)	(276)	(2,712)
Dividend paid to a non-controlling shareholder of a subsidiary (note 25(a))	—	—	—	—	—	—	(1,179)	(1,179)
Transfer between reserves	—	—	25	(25)	—	—	—	—
Dilution of interests in a subsidiary in relation to exercise of share options of a subsidiary	—	—	—	89	(4)	85	36	121
Accretion to redemption value of redeemable non-controlling interests	—	—	(25,510)	—	—	(25,510)	—	(25,510)
As of December 31, 2014	53,076	53,076	76,256	(100,051)	9,870	39,151	17,764	56,915
Net income	—	—	—	7,993	—	7,993	2,434	10,427
Issuance of ordinary shares in relation to exercise of share options (note 21)	243	243	1,131	—	—	1,374	—	1,374
Issuance of ordinary shares in exchange of redeemable non-controlling interest	3,214	3,214	80,823	—	—	84,037	—	84,037
Share-based compensation
Share options	—	—	168	—	—	168	—	168
Long-term incentive plan	—	—	233	—	—	233	—	233
	—	—	401	—	—	401	—	401
Long-term incentive plan-treasury shares acquired and held by Trustee	—	—	(1,786)	—	—	(1,786)	—	(1,786)
Foreign currency translation adjustments	—	—	—	—	(4,855)	(4,855)	(702)	(5,557)
Dividend paid to a non-controlling shareholder of a subsidiary (note 25(a))	—	—	—	—	—	—	(590)	(590)
Transfer between reserves	—	—	24	(24)	—	—	—	—
Dilution of interests in a subsidiary in relation to exercise of share options of a subsidiary	—	—	—	42	—	42	15	57
Accretion to redemption value of redeemable non-controlling interests	—	—	(43,001)	—	—	(43,001)	—	(43,001)
As of December 31, 2015	56,533	56,533	113,848	(92,040)	5,015	83,356	18,921	102,277
Net income	—	—	—	11,698	—	11,698	2,859	14,557
New ordinary shares issued (note 21)	4,080	4,080	106,080	—	—	110,160	—	110,160
Issuance of ordinary shares in relation to exercise of share options (note 21)	93	93	333	—	—	426	—	426
Issuance costs	—	—	(14,227)	—	—	(14,227)	—	(14,227)
Share-based compensation
Share options	—	—	1,373	—	—	1,373	4	1,377
Long-term incentive plan	—	—	1,378	—	—	1,378	2	1,380
	—	—	2,751	—	—	2,751	6	2,757
Long-term incentive plan-treasury shares acquired and held by Trustee (note 22(iii))	—	—	(604)	—	—	(604)	—	(604)
Foreign currency translation adjustments	—	—	—	—	(9,290)	(9,290)	(1,432)	(10,722)
Dividend paid to a non-controlling shareholder of a subsidiary (note 25(a))	—	—	—	—	—	—	(564)	(564)
Transfer between reserves	—	—	15	(15)	—	—	—	—
As of December 31, 2016	60,706	60,706	208,196	(80,357)	(4,275)	184,270	19,790	204,060

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Consolidated Statements of Cash Flows

(in US$’000)

		Year Ended
		December 31,
	Note	2016	2015	2014
Net cash (used in)/generated from operating activities	29	(9,569)	(9,385)	8,359
Investing activities
Acquisition of a subsidiary, net of cash acquired		—	—	689
Purchases of property, plant and equipment		(4,327)	(3,324)	(3,729)
Deposits in short-term investments		(80,857)	—	(21,035)
Proceeds from short-term investments		56,587	12,179	8,856
Investment in an equity investee		(5,000)	—	—
Net cash (used in)/generated from investing activities		(33,597)	8,855	(15,219)
Financing activities
Proceeds from issuance of ordinary shares		110,586	1,374	2,680
Proceeds from exercise of share options of a subsidiary		—	57	121
Purchases of treasury shares		(604)	(1,786)	—
Dividends paid to a non-controlling shareholder of a subsidiary		(564)	(590)	(1,179)
Capital contribution from redeemable non-controlling interests		—	—	3,059
Repayment of loan to a non-controlling shareholder of a subsidiary		(1,000)	—	(2,250)
Proceeds from bank borrowings		25,128	3,205	8,205
Repayment of bank borrowings		(28,205)	(6,410)	(11,277)
Payment of issuance costs		(12,906)	(1,321)	—
Net cash generated from/(used in) financing activities		92,435	(5,471)	(641)
Net increase/(decrease) in cash and cash equivalents		49,269	(6,001)	(7,501)
Effect of exchange rate changes on cash and cash equivalents		(1,779)	(1,004)	(416)
		47,490	(7,005)	(7,917)
Cash and cash equivalents
Cash and cash equivalents at beginning of year		31,941	38,946	46,863
Cash and cash equivalents at end of year		79,431	31,941	38,946
Supplemental disclosure for cash flow information
Cash paid for interest		1,570	1,220	1,466
Cash paid for tax, net of refunds		2,664	510	908
Supplemental disclosure for non-cash activities
Capitalization of amounts due from related parties to investments in equity investees		7,000	—	—
Issuance of ordinary shares in exchange of redeemable non-controlling interests	20	—	84,037	—
Deferred costs for initial public offering in the United States incurred but not yet paid		—	3,125	—

The accompanying notes are an integral part of these consolidated financial statements.

Hutchison China MediTech Limited

Notes to the Consolidated Financial Statements

1. Organization and Nature of Business

Hutchison China MediTech Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and selling pharmaceuticals and healthcare products. The Group and its equity investees have research and development facilities and manufacturing plants in Shanghai and Guangzhou in the People’s Republic of China (the “PRC”) and sell their products mainly in the PRC and Hong Kong.

The Company considers Hutchison Healthcare Holdings Limited as its immediate holding company and CK Hutchison Holdings Limited (“CK Hutchison”) as its ultimate holding company. Hutchison Whampoa Limited was the Company’s ultimate holding company until June 3, 2015 when it became a subsidiary of CK Hutchison upon certain reorganization within the group.

The Group determines its operating segments from both business and geographic perspectives as follows:

(i)    Innovation Platform (Drug research and development (“Drug R&D”)): focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases, and the provision of research and development services; and

(ii)    Commercial Platform: comprises of the manufacture, marketing and distribution of prescription and over-the-counter pharmaceuticals in the PRC as well as consumer health products through Hong Kong. The Commercial Platform is further segregated into two core business areas:

(a)    Prescription Drugs: comprises the development, manufacture, distribution, marketing and sale of prescription pharmaceuticals; and

(b)    Consumer Health: comprises the development, manufacture, distribution, marketing and sale of over-the-counter pharmaceuticals and consumer health products.

Innovation Platform and Prescription Drugs business under the Commercial Platform are primarily located in the PRC. The locations for Consumer Health business under the Commercial Platform are further segregated into the PRC and Hong Kong.

The Company was incorporated in the Cayman Islands on December 18, 2000 as an exempted company with limited liability under the Companies Law (2000 Revision), Chapter 22 of the Cayman Islands. The address of its registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

On March 17, 2016, the Company’s American depository shares (“ADS”), each representing one-half of one ordinary share, commenced trading on the Nasdaq. Concurrently, the Company issued 3,750,000 ordinary shares in the form of 7,500,000 ADS for gross proceeds of US$101,250,000. On April 13, 2016, the Company issued an additional 330,000 ordinary shares in the form of 660,000 ADS for gross proceeds of US$8,910,000. Issuance costs totaled US$14,227,000, of which US$12,906,000 and US$1,321,000 was paid in the years ended December 31, 2016 and 2015 respectively. The Company’s ordinary shares continue to be listed on the AIM regulated by the London Stock Exchange.

Liquidity

As of December 31, 2016, the Group had accumulated losses of US$80,357,000, primarily due to its significant spendings in research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As of December 31, 2016, the Group had cash and cash equivalents of US$79,431,000, short-term investments of US$24,270,000 and unutilized bank borrowing facilities of US$70,000,000. Short-term investments are primarily comprised of bank deposits maturing over 3 months. As of December 31, 2015, the Group had cash and cash equivalents of US$31,941,000, nil short-term investments and unutilized bank borrowing facilities of US$6,923,000. The Group’s operating plan includes the continued receipt of dividends from certain of its equity investees. Dividends received from equity investees for the years ended December 31, 2016, 2015 and 2014 was US$30,528,000, US$6,410,000 and US$15,949,000 respectively. However, there can be no assurances that these entities will continue to declare and pay dividends to their shareholders.

Based on the Group’s operating plan, the existing cash and cash equivalents and short-term investments are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months (the look-forward period used).

2. Particulars of Principal Subsidiaries and Equity Investees

		Equity interest
		attributable to
		the Group
	Place of	At
	establishment	December 31,
Name	and operations	2016	2015	Principal activities
Subsidiaries
Hutchison MediPharma Limited	PRC	99.75%	99.75%	Research and development of pharmaceutical products
Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited (“Hutchison Sinopharm”)	PRC	51%	51%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Hain Organic (Hong Kong) Limited (“HHOL”) (note (i))	Hong Kong	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Hain Organic (Guangzhou) Limited (“HHOGZL”) (note (i))	PRC	50%	50%	Wholesale and trading of healthcare and consumer products
Hutchison Healthcare Limited (“HHL”)	PRC	100%	100%	Manufacture and distribution of healthcare products
Hutchison Consumer Products Limited	Hong Kong	100%	100%	Wholesale and trading of healthcare and consumer products
Equity investees
Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	PRC	50%	50%	Manufacture and distribution of prescription drugs products
Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited (“HBYS”) (note (ii))	PRC	40%	40%	Manufacture and distribution of over-the-counter drug products
Nutrition Science Partners Limited (“NSPL”) (note (iii))	Hong Kong	49.88%	49.88%	Research and development of pharmaceutical products

Notes:

(i)    HHOL and HHOGZL are regarded as subsidiaries of the Company, as while both shareholders of these subsidiaries have equal representation at the Board, in the event of a deadlock, the Group has a casting vote and is therefore able to unilaterally control the financial and operating policies of HHOL and HHOGZL.

(ii)   The 50% equity interest in HBYS is held by a 80% owned subsidiary of the Group. The effective equity interest of the Group in HBYS is therefore 40% for both 2016 and 2015.

(iii)  The 50% equity interest in NSPL is held by a 99.75% owned subsidiary of the Group. The effective equity interest of the Group in NSPL is therefore 49.88% for both 2016 and 2015.

3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. Investments in equity investees over which the Group has significant influence are accounted for using the equity method. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities and other intangible assets as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as useful lives of property, plant and equipment, write-down of inventories, allowance for doubtful accounts, share-based compensation, impairments of long-lived assets, impairment of other intangible asset and goodwill, taxes on income, tax valuation allowances, revenues and cost accruals from research and development projects. Actual results could differ from those estimates.

Foreign Currency Translation

The Group’s functional currency is Renminbi (“RMB”) but the presentation currency is U.S. dollar (“US$”). The financial statements of the Company’s subsidiaries with a functional currency other than the US$ have been translated into the Company’s reporting currency, the US$. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive income in shareholders’ equity.

Net foreign currency exchange losses of US$109,000, US$79,000 and US$480,000 were recorded in other expense for the years ended December 31, 2016, 2015 and 2014 respectively.

Cash and Cash Equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand and demand deposits and are stated at cost, which approximates fair value.

Short-term Investments

Short-term investments include deposits placed with banks with original maturities of more than three months but less than one year.

Concentration of Credit Risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, other receivables and amounts due from related parties.

The Group places substantially all of its cash and cash equivalents and short-term investments in major financial institutions, which management believes are of high credit quality.  The Group has practice to limit the amount of credit exposure to any particular financial institution.

The Group has no significant concentration of credit risk. The Group has policies in place to ensure that sales of goods are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collateral from trade debtors.

Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents are subject to such government controls. The value of the RMB is subject to changes by the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Fair Value of Financial Instruments

Financial instruments that are measured at fair value is determined according to a fair value hierarchy that prioritizes the inputs and assumptions used, and the valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2

Inputs are quoted prices for similar assets or liabilities in active markets; or quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3

Inputs are unobservable inputs based on the Group’s assumptions and valuation techniques used to measure assets or liabilities at fair value. The inputs require significant management judgment or estimation.

The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

The fair value of assets and liabilities is established using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and a fair value hierarchy is established based on the inputs used to measure fair value.

Goodwill

Goodwill represents the excess of the purchase price plus fair value of non-controlling interests over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When performing an evaluation of goodwill impairment, the Group has the option to first assess qualitative factors, such as significant events and changes to expectations and activities that may have occurred since the last impairment evaluation, to determine if it is more likely than not that goodwill might be impaired. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative fair value test is performed. No impairment of goodwill occurred in the years presented.

Property, Plant and Equipment

Property, plant and equipment consist of buildings, leasehold improvements, plant and equipment, furniture, fixtures, other equipment and motor vehicles. Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

Buildings	20 years
Plant and equipment	10 years
Furniture and fixtures, other equipment and motor vehicles	4-5 years
Leasehold improvements	Shorter of (a) 5 years or (b) remaining term of lease

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the year of disposition. Additions and improvements that extend the useful life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

The Group evaluates the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If such indicators exist, the first step of the impairment test is performed to assess if the carrying value of the net assets exceeds the undiscounted cash flows of the assets. If yes, then the second step of the impairment test is performed in order to determine if the carrying value of the net assets exceeds the fair value. If yes, impairment is recognized for the excess.

Leasehold Land

Leasehold land represents fees paid to acquire the right to use the land on which various plants and buildings are situated for a specified period of time from the date the respective right was granted and are stated at cost less accumulated amortization and impairment loss, if any. Amortization is computed using straight-line basis over the lease period of 50 years.

Other Intangible Assets

Other intangible assets with finite useful lives are carried at cost less accumulated amortization and impairment loss, if any. Amortization is computed using straight-line basis over the estimated useful lives of the assets.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. A provision for excess and obsolete inventory will be made based primarily on forecast of product demand and production requirements. The excess balance determined by this analysis becomes the basis for excess inventory charge and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. Management reviews accounts receivable regularly to determine if any receivable will potentially be uncollectible. Estimates are used to determine the amount of allowance for doubtful accounts necessary to reduce accounts receivable to its estimated net realizable value. The amount of the allowance for doubtful accounts is recognized in the consolidated statements of operations.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits, share-based compensation, materials and supplies, contracted research, consulting arrangements and other expenses incurred to sustain the Group’s research and development programs. Research and development costs are expensed as incurred.

Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the leases.

Total operating lease rentals for buildings for the years ended December 31, 2016, 2015 and 2014 amounted to US$1,838,000, US$1,426,000 and US$810,000 respectively. Out of this total, US$524,000, US$237,000 and nil were recorded in research and development expenses for the years ended December 31, 2016, 2015 and 2014 respectively and US$1,314,000, US$1,189,000 and US$810,000 were recorded in administrative expenses for the years ended December 31, 2016, 2015 and 2014 respectively.

Income Taxes

The Group accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the tax income rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the net deferred income tax asset will not be realized.

The Group accounts for a tax position from an uncertain tax position in the consolidated financial statements only if it is more likely than not that the position is sustainable based on its technical merits and consideration of the relevant tax authority’s widely understood administrative practices and precedents. If the recognition threshold is met, the Group records only the portion of the tax position that is greater than 50 percent likely to be realized.

Borrowings

Borrowings are recognized initially at fair value, net of debt issuance costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.

The Group has adopted Accounting Standards Update (“ASU”) 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs on January 1, 2016.  This guidance requires debt issuance costs to be presented in the consolidated balance sheets as a direct deduction from the carrying value of the associated debt liability. The Group has applied the guidance retrospectively; accordingly, the consolidated balance sheet as of December 31, 2015 has been adjusted by a reclassification from other receivables, prepayments and deposits to long-term bank borrowings for US$155,000.

Defined Contribution Plans

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authority’s monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred.

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside the PRC. The defined contribution plans are generally funded by the relevant companies and by payments from employees of the contribution plans.

The Group’s contributions to defined contribution plans for the years ended December 31, 2016, 2015 and 2014 amounted to US$2,286,000, US$1,653,000 and US$1,370,000 respectively.

Share-Based Compensation

Share options

The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Binomial model. This Binomial pricing model uses various inputs to measure fair value, including estimated market value of the underlying ordinary share at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense, net of estimated forfeitures, in the consolidated statements of operations on a graded vesting basis over the requisite service period. The Group applies an estimated forfeiture rate derived from historical and expected future employee termination behavior. If the actual number of forfeitures differs from those estimated by management, adjustments to compensation expense may be required in future periods.

For share options granted to non-employees, the fair value of the share options is estimated using the Binomial model. This model utilizes the estimated market value of the Company’s underlying ordinary share at the measurement date, the contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. Measurement of share-based compensation is subject to periodic adjustment for changes in the fair value of the award. The Company recognizes share-based compensation expense, net of estimated forfeitures, in the consolidated statements of operations on graded vesting basis over the requisite service period.

Share options are classified as equity-settled awards. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital.

Long-term Incentive Scheme

The Long-Term Incentive Plan (“LTIP”) is recognized as a liability in the consolidated balance sheets before the determination date (i.e. the date when the achievement of the non-market performance conditions are known, being one business day following the publication of the annual report for the financial year to which the award relates). Before the determination date, the LTIP are classified as liability-settled awards as they settle in a variable number of shares based on a fixed monetary amount, which is determined upon the actual achievement of performance target. After the determination date, the LTIP are classified as equity-settled awards. The amounts previously recorded as a liability will be transferred to additional paid-in capital.

The Group recognizes the expense, net of estimated forfeitures, on the LTIP based on a fixed monetary amount on a straight-line basis over the requisite period. The Group applies an estimated forfeiture rate derived from historical and expected future employee termination behavior. If the actual number of forfeitures differs from those estimated by management, adjustments to compensation expense may be required in future periods. Prior to the determination date, the amount of LTIP that are expected to vest also takes into consideration the achievement of the non-market performance conditions and the extent to which the performance conditions are likely to be met.

Treasury Shares

The Company accounts for treasury shares under the cost method. As of December 31, 2016 and 2015, the carrying amount of treasury shares is approximately US$2,390,000 and US$1,786,000 respectively, and the number of treasury shares is 62,921 and 40,655 respectively. The treasury shares were purchased for the purpose of the LTIP as disclosed in Note 22(iii). The Company expects to repurchase ordinary shares amounting to approximately US$1,045,000 during 2017, based on the estimated achievement of the LTIP’s non-market performance conditions.

Ordinary Shares

The Company’s ordinary shares are stated at par value of US$1.00 per ordinary share. The difference between the consideration received, net of issuance cost, and the par value is recorded in additional paid-in capital.

Convertible Preferred Shares

When the Company or its subsidiaries issue preferred shares, the Group assesses whether such instruments should be liability, mezzanine equity, or permanent equity classified based on multiple indicators such as redemption features, conversion features, voting rights and other embedded features. Freestanding equity instruments with mandatory redemption requirements, embodies an obligation to repurchase the issuer’s equity shares by transferring assets, or certain obligations to issue a variable number of shares, are treated as liability-classified instruments. Equity instruments that are redeemable at the option of the holder or not solely within the Group’s control are classified as mezzanine equity of the issuer entity (and redeemable non-controlling interests of the consolidated financial statements of the Group if preferred shares are issued by its subsidiaries). Subsequent measurements of financing instruments are driven by the instruments’ balance sheet classification.

The Group also reviews the terms of each convertible instrument and determines whether the host instrument is more akin to debt or equity based on the economic characteristics and risks in order to evaluate if there were any embedded features which would require bifurcation and separate accounting from the host contract. For embedded conversion features that are not required to be separated, the Group analyzes the accounting conversion price and the Company’s share price at the commitment date to identify any beneficial conversion features.

For any amendment to the terms of the preferred shares not classified as liabilities, the Group assesses whether the amendment is an extinguishment or a modification using the fair value model. The Group considers a significant change in fair value immediately after the amendment to be substantive and thus triggers extinguishment. A change in fair value which is not significant immediately after the amendment is considered non-substantive and thus is subject to modification accounting. When preferred shares are extinguished, the difference between the fair value of the consideration transferred to the preferred shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the preferred shareholders. When preferred shares are modified and such modification results in a value transfer between preferred shareholders and ordinary shareholders, the change in fair value resulting from the amendment is treated as a deemed dividend to or from the preferred shareholders.

Government Incentives

Incentives from governments are recognized at their fair values. Government incentives that are received in advance are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate. Government incentives in relation to the achievement of stages of research and development projects are recognized in the consolidated statements of operations when amounts have been received and all attached conditions have been complied. Non-refundable incentives received without any further obligations or conditions attached are recognized immediately to the consolidated statements of operations.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief executive officer who is the Group’s chief operating decision maker.

The chief operating decision maker reviews the Group’s internal reporting in order to assess performance, allocate resources and determined that the Group’s reportable segments are as disclosed in Note 1.

Revenue Recognition

Sales of goods—wholesale

Revenue from our Commercial Platform segments are recognized when goods are delivered and title passes to the customer and there are no further obligations to the customer. Recognition of revenue also requires reasonable assurance of collection of sales proceeds and completion of all performance obligations. Sales discounts are issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Additionally, sales are generally made with a limited right of return under certain conditions. Revenues are recorded net of provisions for sales discounts and returns.

Revenues from research and development projects

The Group recognizes revenue for the performance of services when each of the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) services are rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

The Group follows Accounting Standard Codification (“ASC”) 605-25, Revenue Recognition—Multiple-Element Arrangements and ASC 808, Collaborative Arrangements, if applicable, to determine the recognition of revenue under the Group’s license and collaborative research, development and commercialization agreements. The terms of these agreements generally contain multiple elements, or deliverables, which may include (i) licenses to the Group’s intellectual property, (ii) materials and technology, (iii) clinical supply, and/or (iv) participation in joint research or joint steering committees. The payments the Group may receive under these arrangements typically include one or more of the following: non-refundable, upfront license fees; funding of research and/or development efforts; amounts due upon the achievement of specified milestones; and/or royalties on future product sales.

ASC 605-25 provides guidance relating to the separability of deliverables included in an arrangement into different units of accounting and the allocation of arrangement consideration to the units of accounting. The evaluation of multiple-element arrangements requires management to make judgments about (i) the identification of deliverables, (ii) whether such deliverables are separable from the other aspects of the contractual relationship, (iii) the estimated selling price of each deliverable, and (iv) the expected period of performance for each deliverable.

To determine the units of accounting under a multiple-element arrangement, management evaluates certain separation criteria, including whether the deliverables have stand-alone value, based on the relevant facts and circumstances for each arrangement. Management then estimates the selling price for each unit of accounting and allocates the arrangement consideration to each unit utilizing the relative selling price method. The Company determines the estimated selling price for deliverables within each agreement using vendor-specific objective evidence (“VSOE”) of selling price, if available, or third party evidence of selling price if VSOE is not available, or the Company’s best estimate of selling price, if neither VSOE nor third party evidence is available. Determining the best estimate of selling price for a deliverable requires significant judgment. The Company typically uses its best estimate of a selling price to estimate the selling price for licenses to do development work, since it often does not have VSOE or third party evidence of selling price for these deliverables. In those circumstances where the Company applies its best estimate of selling price to determine the estimated selling price of a license to development work, it considers market conditions as well as entity-specific factors, including those factors contemplated in negotiating the agreements as well as internally developed estimates that include assumptions related to the market opportunity, estimated development costs, probability of success and the time needed to commercialize a product candidate pursuant to the license. In validating its best estimate of selling price, the Company evaluates whether changes in the key assumptions used to determine its best estimate of selling price will have a significant effect on the allocation of arrangement consideration between deliverables. The Company recognizes consideration allocated to an individual element when all other revenue recognition criteria are met for that element.

The allocated consideration for each unit of accounting is recognized over the related obligation period in accordance with the applicable revenue recognition criteria.

If there are deliverables in an arrangement that are not separable from other aspects of the contractual relationship, they are treated as a combined unit of accounting, with the allocated revenue for the combined unit recognized in a manner consistent with the revenue recognition applicable to the final deliverable in the combined unit. Payments received prior to satisfying the relevant revenue recognition criteria are recorded as unearned revenue in the accompanying balance sheets and recognized as revenue when the related revenue recognition criteria are met.

The Group typically receives non-refundable, upfront payments when licensing the Group’s intellectual property, which often occurs in conjunction with a research and development agreement. If management believes that the license to the Group’s intellectual property has stand-alone value, the Group generally recognizes revenue attributed to the license upon delivery provided that there are no future performance requirements for use of the license. When management believes that the license to the Group’s intellectual property does not have stand-alone value, the Group would recognize revenue attributed to the license rateably over the contractual or estimated performance period. For payments payable on achievement of milestones that do not meet all of the conditions to be considered substantive, the Group recognizes a portion of the payment as revenue when the specific milestone is achieved, and the contingency is removed. Other contingent event-based payments for which payment is either contingent solely upon the passage of time or the result of collaborator’s performance are recognized when earned. The Company’s collaboration and license agreements generally include contingent milestone payments related to specified pre-clinical research and development milestones, clinical development milestones, regulatory milestones and sales-based milestones. Pre-clinical research and development milestones are typically payable upon the selection of a compound candidate for the next stage of research and development. Clinical development milestones are typically payable when a product candidate initiates or advances in clinical trial phases or achieves defined clinical events such as proof-of-concept. Regulatory milestones are typically payable upon submission for marketing approval with regulatory authorities or upon receipt of actual marketing approvals for a compound, approvals for additional indications, or upon the first commercial sale. Sales-based milestones are typically payable when annual sales reach specified levels.

At the inception of each arrangement that includes milestone payments, the Company evaluates whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone. This evaluation includes an assessment of whether (a) the consideration is commensurate with either (i) the entity’s performance to achieve the milestone or (ii) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone; (b) the consideration relates solely to past performance; and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Company evaluates factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required to achieve the respective milestone and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment.

For further details on the license and collaboration agreements, refer to Note 23.

Interest Income

Interest generated from cash and cash equivalents and short-term investments are recorded over the period earned. It is recorded in interest income on the consolidated statements of operations and measured based on the actual amount of interest the Group earns.

Comprehensive Income/(Loss)

Comprehensive income/(loss) is defined as the change in equity of a business enterprise during a period from transactions, and other events and circumstances from non-owner sources, and currently consists of net income and gains and losses on foreign currency translation related to the Company’s subsidiaries.

Earnings/(Losses) per Share

Basic earnings/(losses) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Weighted average number of ordinary shares outstanding during the period excludes treasury shares.

Diluted earnings/(losses) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents include shares and treasury shares issuable upon the exercise or settlement of share-based awards issued by the Company and its subsidiaries using the treasury stock method and the ordinary shares issuable upon the conversion of the preferred shares issued by its subsidiary, Hutchison MediPharma Holdings Limited (“HMHL”), using the if-converted method.

The computation of diluted earnings/(losses) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

In determining the impact from share-based awards and convertible preferred shares issued by HMHL, the Company first calculates the diluted earnings per share at HMHL and includes in the numerator of consolidated earnings/(losses) per share the amount based on the diluted earnings/(losses) per share of HMHL multiplied by the number of shares owned by the Company.

In addition, periodic accretion on preferred shares of HMHL (Note 20) is recorded as deductions to consolidated net income/(loss) to arrive at net income/(loss) attributable to ordinary shareholders of the Company for purposes of calculating the consolidated basic earnings/(losses) per share.

Discontinued Operations

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographic area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as discontinued, a single amount is presented in the consolidated statements of operations, which comprises the post-tax profit or loss of the discontinued operation.

Profit Appropriation and Statutory Reserves

The Group’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from its after-tax profit (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to reserve funds including general reserve fund, the enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriation to the enterprise expansion fund and staff bonus and welfare fund is made at the company’s discretion.

The use of the general reserve fund, enterprise expansion fund, statutory surplus reserve and discretionary surplus fund are restricted to the offsetting of losses or increases the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2016, 2015 and 2014, profit appropriation to statutory funds for the Group’s entities incorporated in the PRC was approximately US$15,000, US$24,000 and US$25,000 respectively. No appropriation to other reserves was made for any of the years presented.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). In 2016, the FASB further issued ASU 2016-08 Principal versus Agent Considerations, ASU 2016-10 Identifying Performance Obligations and Licensing and ASU 2016-12 Narrow-Scope Improvements and Practical Expedients to amend the new revenue standard and address implementation issues of ASU 2014-09. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU 2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2017, and early adoption is permitted but not earlier than the original effective date of December 15, 2016. The new standard supersedes U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgements than the current standards. It also requires additional disclosures.

While the Group is continuing to assess all potential impact of the new guidance, it currently expects the most material impact will relate to the license and collaboration agreements in the Innovation Platform. Refer to Note 23 for a description of the Group’s license and collaboration agreements. Based on the Group’s preliminary analysis, the following are some of the key areas of potential difference between the new and current guidance:

•        The Group has identified the various deliverables in its license and collaboration agreements under existing guidance (ASC 605). The new guidance introduces the term “distinct” to describe separate deliverables. One of the key considerations under the new guidance is to assess whether the services are considered “distinct” in the context of the contract. The Group is in the process of assessing how the new guidance would impact the identification of separate deliverables.

•        An agreement contains an option to expand the license into other territories. The Group did not identify the option as a separate deliverable under existing guidance. The new guidance contains specific guidance on options that treat them as a material right if the customer would not otherwise receive them without entering into the arrangement. The Group is in the process of assessing how the new guidance would impact the accounting for the option.

•        Royalty revenues are based on future sales. Under existing guidance, royalty revenue is recognized as the future sales occur. However, under the new guidance royalties are considered variable consideration, which are required to be estimated unless the criteria for a different pattern of recognition are met. The Group is in the process of assessing the timing and method of recognition of royalties.

•        The Group currently uses the milestone method to recognize substantive milestones related to research and development service deliverables. This results in more one-time recognition of revenue when such milestones are achieved. This method may not be acceptable under the new guidance; therefore, research and development services deliverables, which are transferred to the customer over time, will likely be recognized using a measure of progress such as costs incurred. The objective when measuring progress is to depict the Group’s performance in transferring control of research and development services promised to a customer (that is, satisfaction of the Group’s performance obligation). Moreover, the milestone payments would be regarded as variable consideration and included in the transaction price when considered highly probable that these would not reverse in future. The Group is in the process of assessing how the new guidance shall be applied to milestone payments.

•        The license and collaboration agreements allow certain costs incurred by the Group to be reimbursed. The Group’s current accounting policy is to concurrently recognize the revenue and related costs as they are incurred. The Group is in the process of assessing how the new guidance would impact the accounting for costs reimbursements.

For sales of goods in the Commercial Platform, while the Group is continuing to evaluate the impact, it expects there will not be a material impact to the timing of revenue recognition under the new guidance. The Group expects the timing of revenue recognition will be at the point when the goods have transferred to the customer and the customer obtains control of the goods as evidenced by delivery of the product, transfer of title and when no further obligations to the customer remain.

The Group is continuing to evaluate the impact in other areas and the method of adoption of ASU 2014-09 and related amendments and disclosures. While the Group is in the process of assessing the transition method, it expects to adopt the new standard using the modified retrospective method in fiscal 2018.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes, which require the deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. ASU 2015-17 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The Group has adopted ASU 2015-17 on January 1, 2017 and all current deferred tax liabilities and assets are reclassified to noncurrent. This guidance impacts the presentation of the Group’s consolidated balance sheets only, and prior periods will not be retrospectively adjusted.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 makes a number of changes to the accounting for equity investments and financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. It also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring assessment for impairment qualitatively at each reporting period. ASU 2016-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2017. Early adoption of this particular guidance from ASU 2016-01 is not permitted. The Group does not expect this updated standard to have a material impact on the consolidated financial statements and associated disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. ASU 2016-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the method of adoption and the impact ASU 2016-02 will have on the Group’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statements of cash flows. ASU 2016-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The Group does not expect ASU 2016-09 to have a material impact to the Group’s consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory (Topic 740). This standard will require entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory at the time of transfer. This standard requires a modified retrospective approach to adoption. ASU 2016-16 is effective for fiscal years and interim periods within those years beginning after December 31, 2018. The Group does not expect ASU 2016-16 to have a material impact to the Group’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which revises the definition of a business. To be considered a business, an acquisition would have to include an input and a substantive process that together significantly contribute to the ability to create outputs. To be a business without outputs, there will now need to be an organized workforce. ASU 2017-01 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. The Group currently does not expect ASU 2017-01 to have a material impact to the Group’s consolidated financial statements, but will apply the guidance upon adoption to business acquisitions, disposals and segment changes, if any.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350), to simplify the accounting for goodwill impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. ASU 2017-04 is effective for fiscal years and interim periods within those years beginning after December 15, 2019. The Group shall apply the guidance upon adoption to its annual goodwill impairment assessments.

Other amendments that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial statements upon adoption.

4. Acquisition

In April 2014, the Group invested approximately US$9,597,000 in cash for the subscription of 51% equity interests in the enlarged share capital of Hutchison Sinopharm which was formerly known as Sinopharm Holding HuYong Pharmaceutical (Shanghai) Co., Ltd. Hutchison Sinopharm is engaged in providing sales, distribution, and marketing services to major domestic and multi-national third party pharmaceutical manufacturers. The Group expects the acquisition will provide a broadened sales and marketing platform for synergy across the Group.

The Group accounted for the transaction using the acquisition method. The allocation of the purchase price is based on the fair value of assets acquired and liabilities assumed as at the acquisition date. The following table summarizes the amount invested in Hutchison Sinopharm and the fair value of the assets acquired and liabilities assumed at the acquisition date.

In US$’000
Cash and cash equivalents	10,286
Property, plant and equipment	69
Goodwill (note (i))	3,023
Other intangible asset (note (ii))	708
Deferred tax assets	100
Inventories	3,208
Accounts receivable and other receivables	21,105
Accounts payable and other payables	(14,932)
Deferred tax liabilities	(198)
Short-term bank borrowings	(4,769)
Fair value of net assets acquired	18,600
Less: Non-controlling interest (note (iii))	(9,003)
Total purchase consideration	9,597
Cash and cash equivalents acquired	10,286
Less: cash injected	(9,597)
Net cash inflow arising from acquisition	689

Notes:

(i)

Goodwill arising from this acquisition is from the premium attributable to a pre-existing, well positioned business in a competitive market. This goodwill is recorded at the consolidation level and is not expected to be deductible for tax purposes. This goodwill is attributable to the Prescription Drugs business under the Commercial Platform.

(ii)

Other intangible asset of US$708,000 represents the Good Supply Practice (“GSP”) license which enables Hutchison Sinopharm to carry out the drug distribution business and is amortized over its estimated useful life of 10 years.

(iii)	The non-controlling interest is measured as the proportion of fair value of the net assets acquired shared by the non-controlling interest.

(iv)	The fair value of accounts receivable and other receivables was equal to the gross contractual amount of which all was expected to be collectible.

(v)	Acquisition related costs of approximately US$23,000 have been included in the administrative expenses in the consolidated statements of operations.

(vi)

Hutchison Sinopharm contributed revenue of US$50,202,000 and net income of US$55,000 to the Group for the period from April 25, 2014 to December 31, 2014. If the acquisition had occurred on January 1, 2014, the revenue and net income attributed by Hutchison Sinopharm for the year ended December 31, 2014 would have been US$71,344,000 and US$125,000 respectively.

5. Discontinued Operation

In June 2013, the Group discontinued an operation in the PRC which was part of the Group’s Consumer Health business under the Commercial Platform segment, as its performance was below expectation in light of increased competitive activities in the consumer products market.

The results and cash flows of the discontinued operation are set out below.

	Year Ended
	December 31,
	2016	2015	2014
	(in US$’000)
Other income	—	—	2,096
Net income before taxes from discontinued operation	—	—	2,096
Income tax expense	—	—	(62)
Net income for the year from discontinued operation	—	—	2,034
Cash flow from discontinued operation
Net cash generated from operating activities	—	—	2,515
Net increase in cash and cash equivalents	—	—	2,515

The other income for the year ended December 31, 2014 represented the compensation income from an arbitration proceeding against a supplier, being the excess of US$2.5 million compensation proceeds received over the carrying amount of US$0.4 million receivables recorded in prior years.

6. Fair Value Disclosures

The following table presents the Group’s financial instruments by level within the fair value hierarchy:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
	(in US$’000)
As of December 31, 2016
Cash and cash equivalents	79,431	—	—	79,431
Short-term investments	24,270	—	—	24,270
As of December 31, 2015
Cash and cash equivalents	31,941	—	—	31,941

Accounts receivable, other receivables, amounts due from related parties, accounts payable and amounts due to related parties are carried at cost, which approximates fair value due to the short-term nature of these financial instruments and are therefore, excluded from the above table. The carrying values of bank borrowings also approximate their fair values.

7. Cash and Cash Equivalents

	December 31,
	2016	2015
	(in US$’000)
Cash at bank and on hand	31,218	31,941
Short-term bank deposits (note (i))	48,213	—
	79,431	31,941
Denominated in:
US$ (note (ii))	65,509	7,352
RMB (note (ii))	9,505	19,271
UK Pound Sterling	408	318
Hong Kong dollar (“HK$”)	4,009	4,987
Euro	—	13
	79,431	31,941

Notes:

(i)	The weighted average effective interest rate on bank deposits, with maturity ranging from 7 to 90 days for the year ended December 31, 2016 was 0.58% per annum.

(ii)

Certain cash and bank balances denominated in RMB and US$ were deposited with banks in the PRC. The conversion of these RMB and US$ denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

8. Short-term Investments

	December 31,
	2016	2015
	(in US$’000)
Bank deposits maturing over three months (note)
Denominated in:
US$	24,270	—

Note:

The weighted average effective interest rate on bank deposits, with maturity ranging from 91 to 186 days for the year ended December 31, 2016 was 0.71% per annum.

9. Accounts Receivable

Substantially all the accounts receivable are denominated in RMB and HK$ and are due within one year from the end of the reporting periods.

The carrying value of accounts receivable approximates their fair values.

Movements on the allowance for doubtful accounts, which are only in respect of accounts receivable—third parties, are as follows:

	2016	2015	2014
	(in US$’000)
As at January 1	3,127	1,793	1,670
Allowance	29	1,408	185
Allowance written back	(237)	—	—
Exchange difference	(199)	(74)	(62)
As at December 31	2,720	3,127	1,793

In December 2015, the Group recorded a provision amounting to approximately US$1,322,000 which represents the outstanding balance due from a distributor. The Group terminated the distributor’s exclusive distribution rights in January 2016. As of December 31, 2016, the provision remains as the Group is pursuing collection.

As at December 31, 2016 and 2015, accounts receivable of approximately US$26,000 and US$52,000 respectively were past due but not impaired. These are in respect of a number of independent customers for whom there is no recent history of default. The ageing analysis of these receivables is as follows:

	December 31,
	2016	2015
	(in US$’000)
Up to 3 months	—	—
3 to 6 months	—	—
6 to 12 months	26	52
	26	52

The credit quality of accounts receivable neither past due nor impaired has been assessed by reference to historical information about the counterparty default rates. These counterparties do not have defaults in the past.

10. Other Receivables, Prepayments and Deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2016	2015
	(in US$’000)
Prepayments	699	1,179
Purchase rebate	238	299
Other services receivables	756	232
Deposits	620	309
Value-added tax receivables	1,380	748
Others	621	491
	4,314	3,258

11. Inventories

Inventories consisted of the following:

	December 31,
	2016	2015
	(in US$’000)
Raw materials	660	753
Finished goods	12,162	8,802
	12,822	9,555

Movements on the provision for excess and obsolete inventories are as follows:

	2016	2015	2014
	(in US$’000)
As at January 1	25	34	126
Provision	140	25	15
Decrease due to sale of inventories	—	(33)	(106)
Exchange difference	(5)	(1)	(1)
As at December 31	160	25	34

12. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	2016	2015
	(in US$’000)
Cost
Buildings	2,232	2,392
Leasehold improvements	6,296	5,989
Plant and equipment	86	88
Furniture and fixtures, other equipment and motor vehicles	13,976	12,806
Construction in progress	1,760	567
Total Cost as at December 31	24,350	21,842
Less: Accumulated depreciation
As at January 1	13,335	12,501
Depreciation	2,239	1,908
Disposals	(230)	(550)
Exchange differences	(948)	(524)
As at December 31	14,396	13,335
	9,954	8,507

Depreciation expense for the years ended December 31, 2016, 2015 and 2014 is approximately US$2,239,000, US$1,908,000 and US$1,180,000 respectively.

13. Leasehold Land

The Group’s interests in leasehold land represent prepaid operating lease payments and are located in the PRC.

	2016	2015	2014
	(in US$’000)
Cost
As at January 1	1,651	1,720	1,761
Exchange differences	(110)	(69)	(41)
As at December 31	1,541	1,651	1,720
Accumulated amortization
As at January 1	308	284	253
Amortization expense	35	37	37
Exchange differences	(22)	(13)	(6)
As at December 31	321	308	284
Net book value
As at December 31	1,220	1,343	1,436

14. Goodwill and Other Intangible Asset

Goodwill arising from the acquisition of Hutchison Sinopharm in 2014, which is included in the Prescription Drugs business under the Commercial Platform (Note 4), was US$2,730,000 and US$2,925,000 as of December 31, 2016 and 2015 respectively. Goodwill arising from the acquisition of HHL in 2009, which is included in the Consumer Health business under the Commercial Platform, was US$407,000 as of both December 31, 2016 and 2015.

Movement on goodwill is as follows:

	Commercial
	Platform
	2016	2015	2014
	(in US$’000)
As at January 1	3,332	3,430	407
Addition	—	—	3,023
Exchange differences	(195)	(98)	—
As at December 31	3,137	3,332	3,430

The Group performed its most recent annual impairment test as of December 31, 2016 and concluded that goodwill was not impaired.

Other intangible asset consists of the GSP license arising from the acquisition of Hutchison Sinopharm (see Note 4), which was recorded at fair value and is amortized on a straight-line basis over its estimated useful life of 10 years.

Movement on other intangible asset is as follows:

	2016	2015	2014
	(in US$’000)
GSP License
Cost
As at January 1	685	714	—
Addition	—	—	708
Exchange differences	(45)	(29)	6
As at December 31	640	685	714
Accumulated amortization
As at January 1	114	48	—
Amortization expense	67	70	48
Exchange differences	(10)	(4)	—
As at December 31	171	114	48
Net book value
As at December 31	469	571	666

The estimated aggregate amortization expense for each of the next five years as of December 31, 2016 is as follows:

GSP License
(in US$’000)
2017	64
2018	64
2019	64
2020	64
2021	64

15. Investments in Equity Investees

Investments in equity investees consisted of the following:

	December 31,
	2016	2015
	(in US$’000)
HBYS	63,536	60,762
SHPL	77,939	49,709
NSPL	16,806	9,046
Other	225	239
	158,506	119,756

Particulars regarding the principal equity investees are as disclosed in Note 2. All of the equity investees are private companies and there are no quoted market prices available for their shares.

Summarized financial information for the significant equity investees HBYS, SHPL and NSPL are as follows:

(i)                Summarized balance sheets

	Commercial Platform				Innovation Platform
	Consumer Health		Prescription Drugs		Drug R&D
	HBYS		SHPL		NSPL
	December 31		December 31		December 31
	2016	2015	2016	2015	2016	2015
	(in US$’000)
Current assets	123,181	114,383	146,350	129,456	5,393	3,034
Non-current assets	98,554	88,263	97,656	95,513	30,000	30,000
Current liabilities	(70,218)	(61,467)	(86,946)	(124,617)	(1,782)	(14,941)
Non-current liabilities	(18,148)	(16,116)	(6,926)	(7,089)	—	—
Net assets	133,369	125,063	150,134	93,263	33,611	18,093
Non-controlling interests	(6,297)	(3,540)	—	—	—	—
	127,072	121,523	150,134	93,263	33,611	18,093

(ii)            Summarized statements of operations

	Commercial Platform						Innovation Platform
	Consumer Health			Prescription Drugs			Drug R&D(a)
	HBYS			SHPL			NSPL
	Year Ended December 31			Year Ended December 31			Year Ended December 31
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	(in US$’000)
Revenue	224,131	211,603	243,746	222,368	181,140	154,703	—	—	—
Gross profit	89,355	91,461	96,421	158,131	127,608	109,965	—	—	—
Depreciation and amortization	(2,958)	(3,274)	(3,206)	(3,526)	(2,765)	(2,651)	—	—	—
Interest income	238	628	1,322	565	306	257	—	—	—
Finance cost	(123)	(158)	(139)	—	—	—	—	—	—
Income/(loss) before taxes	23,759	25,164	24,805	148,144	37,401	31,505	(8,482)	(7,552)	(16,812)
Income tax expense	(3,631)	(3,948)	(3,940)	(27,645)	(6,094)	(5,103)	—	—	—
Net income/(loss)	20,128	21,216	20,865	120,499	31,307	26,402	(8,482)	(7,552)	(16,812)
Non-controlling interests	248	160	(90)	—	—	—	—	—	—
Net income/(loss) attributable to the shareholders of equity investee	20,376	21,376	20,775	120,499	31,307	26,402	(8,482)	(7,552)	(16,812)

Notes:

(a)	NSPL only incurred research and development expenses in 2016, 2015 and 2014.

(b)

The net income for other individual immaterial equity investees for the years ended December 31, 2016 and 2015 was approximately US$95,000 and US$12,000 respectively. The net loss for the year ended December 31, 2014 was approximately US$5,000.

(c)

HBYS and SHPL have been granted the High and New Technology Enterprise status. Accordingly, the companies are eligible to a preferential income tax rate of 15% for the years ended December 31, 2016, 2015 and 2014.

(iii)        Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of investments in equity investees is as follows:

	Commercial Platform						Innovation Platform
	Consumer Health			Prescription Drugs			Drug R&D
	HBYS			SHPL			NSPL
	2016	2015	2014	2016	2015	2014	2016	2015	2014
	(in US$’000)
Opening net assets at January 1 after non-controlling interests	121,523	111,506	106,586	93,263	71,906	66,476	18,093	25,645	42,457
Purchase of additional interests in a subsidiary of an equity investee	—	—	(468)	—	—	—	—	—	—
Net income/(loss) attributable to the shareholders of equity investee	20,376	21,376	20,775	120,499	31,307	26,402	(8,482)	(7,552)	(16,812)
Dividend declared	(6,000)	(6,410)	(12,820)	(55,057)	(6,410)	(19,077)	—	—	—
Other comprehensive income	(8,827)	(4,949)	(2,567)	(8,571)	(3,540)	(1,895)	—	—	—
Investments	—	—	—	—	—	—	10,000	—	—
Capitalization of loans	—	—	—	—	—	—	14,000	—	—
Closing net assets at December 31 after non-controlling interests	127,072	121,523	111,506	150,134	93,263	71,906	33,611	18,093	25,645
Group’s share of net assets	63,536	60,762	55,753	75,067	46,632	35,953	16,806	9,046	12,823
Goodwill	—	—	—	2,872	3,077	3,205	—	—	—
Carrying value	63,536	60,762	55,753	77,939	49,709	39,158	16,806	9,046	12,823

The equity investees had the following lease commitments and capital commitments:

(a)             The equity investees lease various factories and offices under non-cancellable operating lease agreements. Future aggregate minimum payments under non-cancellable operating leases as of the dates indicated are as follows:

	December 31,
	2016	2015
	(in US$’000)
Not later than 1 year	1,511	1,452
Between 1 to 2 years	1,184	509
Total minimum lease payments	2,695	1,961

(b)             An equity investee leases plant and equipment under non-cancellable finance lease agreements. Future aggregate minimum payments under non-cancellable finance leases as of the dates indicated are as follows:

	December 31,
	2016	2015
	(in US$’000)
Not later than 1 year	118	—
Between 1 to 2 years	118	—
Between 2 to 3 years	118	—
Between 3 to 4 years	118	—
Between 4 to 5 years	118	—
Later than 5 years	28	—
Total minimum finance lease payments	618	—

(c)              Capital commitments

The equity investees had the following capital commitments:

	December 31,
	2016	2015
	(in US$’000)
Property, plant and equipment
Contracted but not provided for	6,162	27,789

16. Accounts Payable

Substantially all the accounts payable due to third parties are denominated in RMB and due within one year from the end of the reporting period.

The carrying value of accounts payable approximates their fair values due to their short-term maturities.

17. Other Payables, Accruals and Advance Receipts

Other payables, accruals and advance receipts consisted of the following:

	December 31,
	2016	2015
	(in US$’000)
Accrued research and development expenses	11,771	3,758
Accrued salaries and benefits	7,057	5,521
Accrued selling and marketing expenses	4,340	4,430
Accrued general administration and other expenses	4,078	7,253
Payments in advance from customers	899	641
Deferred government incentives	1,755	1,256
Current tax liabilities	274	442
Others	1,816	2,876
	31,990	26,177

18. Bank Borrowings

Summarized below are the bank borrowings as of December 31, 2016 and 2015:

	December 31,
	2016	2015
	(in US$’000)
Non-current (note (i))	26,830	26,768
Current (notes (ii) and (iii))	19,957	23,077
	46,787	49,845

The weighted average interest rate for bank borrowings outstanding as of December 31, 2016 and 2015 was 1.52% and 1.39% respectively.

Notes:

(i)    In December 2011, the Group, through its subsidiary entered into a three-year term loan with a bank in the aggregate principal amount of HK$210,000,000 (US$26,923,000). The term loan bears interest at 1.50% over the Hong Kong Interbank Offered Rate (“HIBOR”) per annum. In June 2014, the term loan was refinanced into a four-year term loan which bears interest at 1.35% over the HIBOR per annum. Accordingly, the term loan is recorded as a long-term bank borrowing as at December 31, 2016 and 2015.

The term loan is unsecured and guaranteed by Hutchison Whampoa Limited (an indirect subsidiary of CK Hutchison) as at December 31, 2016 and 2015. An annual fee is paid to Hutchison Whampoa Limited for the guarantee (note 25(a)).

(ii)   In February 2016, the Group through its subsidiary, entered into a facility agreement with banks for the provision of unsecured credit facilities in the aggregate amount of HK$468,000,000 (US$60,000,000). These credit facilities include (i) a HK$156,000,000 (US$20,000,000) term loan facility with a term of 18 months and an annual interest rate of 1.35% over HIBOR, and (ii) a HK$312,000,000 (US$40,000,000) revolving loan facility with a term of 12 months and an annual interest rate of 1.30% over HIBOR. These credit facilities are guaranteed by the Company and include certain financial covenant requirements. The term loan has been drawn from this facility as of December 31, 2016 and is classified as short-term borrowings.

(iii)   As at December 31, 2015, the Group, through its subsidiary had revolving loans of HK$180,000,000 (US$23,077,000) which bears interest at 1.05% over HIBOR per annum till October 2015 and 1.25% over HIBOR per annum from November 2015 and are unsecured. The borrowing was classified as short-term borrowings as of December 31, 2015.

(iv)   The carrying amount of all bank borrowings approximates their fair values. The fair value of bank borrowings was estimated using a discounted cash flows approach (an income approach) using market based observable inputs. Such fair value measurements are considered Level 2 under the fair value hierarchy.

(v)    The Group’s bank borrowings are repayable as follows:

	December 31,
	2016	2015
	(in US$’000)
Within 1 year	19,957	23,077
Between 2 and 5 years	26,830	26,768
	46,787	49,845

(vi)          As at December 31, 2016 and 2015, the carrying amounts of the Group’s bank borrowings are all denominated in HK$.

(vii)       As at December 31, 2016 and 2015, the Group has unutilized bank borrowing facilities in relation to revolving loan facilities of US$70,000,000 and US$6,923,000, respectively.

19. Commitments and Contingencies

(a)             Lease commitments

The Group leases various factories and offices under non-cancellable operating lease agreements. Future aggregate minimum payments under non-cancellable operating leases as of the date indicated are as follows:

	December 31,
	2016	2015
	(in US$’000)
Not later than 1 year	1,711	1,274
Between 1 to 2 years	1,383	519
Between 2 to 3 years	1,053	134
Between 3 to 4 years	597	129
Between 4 to 5 years	108	129
Later than 5 years	45	183
Total minimum lease payments	4,897	2,368

(b)             Capital commitments

The Group had the following capital commitments:

	December 31,
	2016	2015
	(in US$’000)
Property, plant and equipment
Contracted but not provided for	2,545	593

In addition, the Group has also undertaken to provide the necessary additional funds for NSPL to finance its ongoing operations.

20. Redeemable Non-controlling Interests

As at December 31, 2016 and 2015, no redeemable non-controlling interests were outstanding.

In November and December 2010, the Company and HMHL, entered into subscription and shareholders’ agreements (“SSAs”) with Mitsui & Co., Ltd. (“Mitsui”) and SBCVC Fund III Company Limited (“SBCVC”) (collectively, the “preferred shareholders”), whereby HMHL issued 7,390,029 redeemable convertible preferred shares (“Preferred Shares”) for an aggregate consideration of US$20.1 million. The Preferred Shares on an as-if-converted basis represented approximately 19.76% of the aggregate issued and outstanding share capital of HMHL on the closing date.

In October 2012, the Company repurchased all 2,815,249 Preferred Shares from SBCVC. The remaining 4,574,780 Preferred Shares of US$12.5 million held by Mitsui represents approximately 12.24% of HMHL on a fully diluted basis.

In May and June 2014, the Company and HMHL further entered into two subscription agreements with Mitsui, whereby HMHL issued a total of 672,713 HMHL’s Preferred Shares to Mitsui and 4,825,418 HMHL’s ordinary shares to the Company for an aggregate consideration of US$25.0 million, after which Mitsui’s interest in HMHL remained at 12.24% on a fully diluted basis.

On July 23, 2015, the Company entered into a subscription agreement (the “Agreement”) with Mitsui under which the Company issued 3,214,404 new ordinary shares of the Company (“Subscription Shares”) valued at approximately US$84.0 million in exchange for the Preferred Shares held by Mitsui with carrying value of US$84.0 million (including accretion adjustment up to July 23, 2015). The transaction was completed on July 23, 2015 and as a result of this transaction, Mitsui held approximately 5.69% of the enlarged share capital of the Company. The outstanding balance of redeemable non-controlling interests was extinguished with the corresponding increase in the Company’s shares and additional paid-in capital.

Accounting for preferred shares

The preferred shares issued by HMHL are redeemable upon occurrence of an event that is not solely within the control of the issuer. Accordingly, the redeemable preferred shares issued by HMHL are recorded and accounted for as redeemable non-controlling interests outside of permanent equity in the Group’s consolidated balance sheets. The Group recorded accretion when it is probable that the preferred shares will become redeemable. The accretion, which increases the carrying value of the redeemable non-controlling interests, is recorded against retained earnings, or in the absence of retained earnings, by recording against the additional paid-in capital. During the years ended December 31, 2015 and 2014, HMHL recorded an accretion of US$43,001,000 and US$25,510,000 respectively to the preferred shares based on such preferred shareholder’s share of the estimated valuation of HMHL.

21. Ordinary Shares

The Company is authorized to issue 75,000,000 ordinary shares. On March 17, 2016 and April 13, 2016, the Company issued 3,750,000 and 330,000 ordinary shares, respectively in the form of ADS in a public offering on the Nasdaq.

A summary of ordinary shares transactions (in thousands) is as follows:

	2016	2015	2014
As at January 1	56,533	53,076	52,051
Issuances of shares	4,080	3,214	—
Issuances in relation to exercise of options	93	243	1,025
As at December 31	60,706	56,533	53,076

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

22. Share-based Compensation

(i)                Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on June 4, 2005 (as amended on March 21, 2007) and such scheme has a term of 10 years. It expired in 2016 and no further share options can be granted. Another share option scheme was conditionally adopted on April 24, 2015 (the “HCML Share Option Scheme”). Pursuant to the HCML Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

The aggregate number of shares issuable under the HCML Share Option Scheme is 2,425,597 ordinary shares. The aggregate number of shares issuable under the prior share option scheme which expired in 2016 is 345,910 ordinary shares. As of December 31, 2016, the number of shares authorized but unissued was 14,294,177 ordinary shares.

Share options granted are generally subject to a three-year or four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to three-year vesting schedule, in general, vest 33.3% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 33.3% every subsequent year. Share options subject to four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of eight to ten years from the date of grant.

On December 17, 2014, 593,686 share options were cancelled with the consent of the relevant eligible employees in exchange for 1,187,372 new share options of a subsidiary. On June 15, 2016, these 1,187,372 share options were cancelled with the consent of the relevant eligible employees in exchange for 593,686 new share options of the Company (Note (ii)). These were accounted for as modifications of the original share options granted which did not result in any incremental fair value to the Group.

As of December 31, 2014, 75,000 outstanding share options were held by non-employees. These share options are subject to re-measurement through each vesting date to determine the appropriate share-based compensation expense. These share options were fully vested as of December 31, 2014 and were exercised during the year ended December 31, 2015. As of December 31, 2016 and 2015, no share options were held by non-employees.

A summary of the Company’s share option activity and related information is as follows:

			Weighted-average
	Number of	Weighted-average	remaining	Aggregate
	share	Exercise Price in	contractual life	intrinsic value
	options	£ per share	(years)	(in £’000)
Outstanding at January 1, 2014	2,303,317	3.67
Granted	—	—
Exercised	(1,025,228)	1.59
Cancelled	(593,686)	6.10
Outstanding at December 31, 2014	684,403	4.67	6.79	6,423
Granted	—	—
Exercised	(242,038)	3.77
Cancelled	—	—
Outstanding at December 31, 2015	442,365	5.16	6.53	10,061
Granted	693,686	19.70
Exercised	(92,705)	3.54
Cancelled	(3,750)	6.10
Outstanding at December 31, 2016	1,039,596	15.00	6.77	8,003
Vested and expected to vest at December 31, 2014	569,931	4.39	6.38	5,506
Vested and exercisable at December 31, 2014	419,878	3.91	5.64	4,256
Vested and expected to vest at December 31, 2015	333,393	4.85	6.05	7,685
Vested and exercisable at December 31, 2015	291,015	4.67	5.77	6,762
Vested and expected to vest at December 31, 2016	1,039,596	15.00	6.77	7,900
Vested and exercisable at December 31, 2016	767,376	14.64	6.66	6,106

The Company uses the Binomial model to estimate the fair value of share option awards using various assumptions that require management to apply judgment and make estimates, including:

Volatility

The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

Risk-free Rate

The risk-free interest rates used in the Binomial model are with reference to the sovereign yield of the United Kingdom because the Company’s shares are currently listed on AIM and denominated in pounds sterling (£).

Dividends

The Company has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Binomial model.

In determining the fair value of share options granted, the following assumptions were used in the Binomial model for awards granted in the periods indicated:

	Effective date of
	grant of share options
	June 24,	December 20,	June 15,
	2011	2013	2016
Value of each share option	£1.841	£3.154	£8.991
Significant inputs into the valuation model:
Exercise price	£4.405	£6.100	£19.700
Share price at effective date of grant	£4.325	£6.100	£19.700
Expected volatility	46.6%	36.0%	39.0%
Risk-free interest rate	3.13%	3.16%	1.00%
Contractual life of share options	10 years	10 years	8 years
Expected dividend yield	0%	0%	0%

The following table summarizes the Company’s share option values:

	Year Ended
	December 31,
	2016	2015	2014
Weighted-average grant-date fair value of share option granted during the period in £	8.991	—	—
Total intrinsic value of share options exercised in £’000	1,422	3,296	7,738
Total intrinsic value of share options exercised in US$’000	1,907	5,020	12,034

Share-based Compensation Expense

The Company recognizes compensation expense for only the portion of options expected to vest, on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended
	December 31,
	2016	2015	2014
	(in US$’000)
Research and development expenses	1,278	74	539
Administrative expenses	—	14	233
	1,278	88	772

As of December 31, 2016, the total unrecognized compensation cost was US$457,000, net of estimated forfeiture rates, and will be recognized on a graded vesting approach over the weighted-average remaining service period of 1.02 years.

Cash received from option exercises under the share option plan for the years ended December 31, 2016, 2015 and 2014 was approximately US$426,000, US$1,374,000 and US$2,680,000 respectively. The Company will issue new shares to satisfy share options exercises.

(ii)            Share-based Compensation of a subsidiary

HMHL adopted a share option scheme on August 6, 2008 (as amended on April 15, 2011) and such scheme has a term of 6 years. It expired in 2014 and no further share options can be granted. Another share option scheme was adopted on December 17, 2014 (the “HMHL Share Option Scheme”). Pursuant to the HMHL Share Option Scheme, any employee or director of HMHL and any of its holding company, subsidiaries and affiliates is eligible to participate in the HMHL Share Option Scheme subject to the discretion of the board of directors of HMHL.

The aggregate number of shares issuable under the HMHL Share Option Scheme is 2,144,408 ordinary shares. As of December 31, 2016, the number of shares authorized but unissued was 157,111,839 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of six or nine years from the date of grant.

On December 20, 2013, 2,485,189 share options were cancelled with the consent of the relevant eligible employees in exchange for new share options of the Company vesting over a period of four years and/or cash consideration payable over a period of four years. For the share options in exchange for new share options under HCML Share Option Scheme, this was accounted for as a modification of the original share options which did not result in any incremental fair value to the Group. For the share options in exchange for cash consideration, this was accounted for as a modification in classification that changed the award’s classification from equity-settled to a liability.

A liability has been recognized on the modification date taking into account the requisite service period that has been provided by the employee at the modification date. As at December 31, 2016, US$1.4 million have been recognized in other payables. As at December 31, 2015, US$0.9 million and US$0.8 million were recognized in other non-current liabilities and other payables respectively.

On June 15, 2016, 1,187,372 share options pursuant to the HMHL Share Option Schemes were cancelled with the consent of the relevant eligible employees in exchange for 593,686 new share options of the Company pursuant to the HCML Share Option Schemes.  This was accounted for as a modification of the original share options granted which did not result in any incremental fair value to the Group.

A summary of the subsidiary’s share option activity and related information follows:

			Weighted-average
	Number of	Weighted-average	remaining	Aggregate
	share	Exercise Price in	contractual life	intrinsic value
	options	US$ per share	(years)	(in US$’000)
Outstanding at January 1, 2014	538,420	2.03	—	—
Granted	1,187,372	7.82
Exercised	(80,924)	1.5
Lapsed	(393,212)	2.15
Cancelled	(39,884)	1.7
Outstanding at December 31, 2014	1,211,772	7.71	8.84	134
Granted	—	—
Exercised	(24,400)	2.34
Lapsed	—	—
Cancelled	—	—
Outstanding at December 31, 2015	1,187,372	7.82	7.97	32,292
Granted	—	—
Exercised	—	—
Lapsed	—	—
Cancelled	(1,187,372)	7.82
Outstanding at December 31, 2016	—	—	—	—
Vested and expected to vest at December 31, 2014	769,714	7.75	8.88	54
Vested and exercisable at December 31, 2014	316,393	7.48	8.55	107
Vested and expected to vest at December 31, 2015	759,918	7.82	7.97	20,667
Vested and exercisable at December 31, 2015	593,686	7.82	7.97	16,146
Vested and expected to vest at December 31, 2016	—	—	—	—
Vested and exercisable at December 31, 2016	—	—	—	—

The subsidiary uses the Binomial model to estimate the fair value of share option awards using various assumptions that require management to apply judgment and make estimates, including:

Volatility

The subsidiary calculated its expected volatility with reference to the historical volatility of the comparable companies for the past five to six years as of the valuation date.

Risk-free Rate

The risk-free interest rates used in the Binomial model are with reference to the sovereign yield of the United States.

Dividends

The subsidiary has not declared or paid any dividends and does not currently expect to do so in the foreseeable future, and therefore uses an expected dividend yield of zero in the Binomial model.

The following table summarizes the subsidiary’s share option values:

	Effective date of grant of share options
	August 2,		April 18,		December 17,
	2010		2011		2014
Value of each share option	US$	0.258	US$	0.923	US$	3.490
Significant inputs into the valuation model:
Exercise price	US$	2.240	US$	2.360	US$	7.820
Share price at effective date of grant	US$	1.030	US$	2.048	US$	7.820
Expected volatility	48.6%		55.4%		48.4%
Risk-free interest rate	2.007%		2.439%		1.660%
Contractual life of share options	6 years		6 years		9 years
Expected dividend yield	0%		0%		0%

	Year Ended
	December 31,
	2016	2015	2014
	(in US$’000, except per share data)
Weighted-average fair value of share option granted during the period	—	—	3.49
Total intrinsic value of share options exercised	—	352	247

Share-based Compensation Expense

The subsidiary recognizes compensation expense for only the portion of options expected to vest, on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended
	December 31,
	2016	2015	2014
	(in US$’000)
Research and development	502	1,063	293

As of December 31, 2016, the total unrecognized compensation cost was US$165,000, net of estimated forfeiture rate, which represents the expenses to be recognized for cash consideration payable related to the share option modification.

Cash received from option exercises under the share option plan for the years ended December 31, 2016, 2015 and 2014 were nil, US$57,000 and US$121,000 respectively.

(iii)        Long-term Incentive Plan (“LTIP”)

The Company granted awards under LTIP on October 19, 2015. The LTIP awards grant to participating directors or employees a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Ordinary Shares”), to be purchased by a trustee consolidated by the Company (the “Trustee”) up to a maximum cash amount depending upon the achievement of annual performance targets for each financial year of the Company stipulated in the LTIP awards. The Trustee has been set up solely for the purpose of purchasing and holding the Ordinary Shares during the vesting period on behalf of the Group using funds provided by the Group.

On the determination date, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Ordinary Shares. The Ordinary Shares will then be held by the Trustee until they are vested. Vesting will occur one business day after the publication date of the annual report of the Company for the financial year falling two years after the financial year to which the LTIP award relates. Vesting will also depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. The initial LTIP awards will cover a three-year period from 2014 to 2016 (the “LTIP Period”). The maximum cash amount per annum for the LTIP Period stipulated in the LTIP awards is approximately US$1.8 million.

LTIP awards prior to the determination date

As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with corresponding entry to liability. As at December 31, 2016 and 2015, approximately US$356,000 and US$75,000 was recorded as liability for LTIP awards prior to the determination date.

LTIP awards after the determination date

Upon the determination date, if the performance target is achieved, the Company will pay the fixed monetary amount to the Trustee to purchase the Ordinary Shares. If the performance target is not achieved, no Ordinary Shares of the Company will be purchased and the amount previously recorded in the liability will be reversed through profit or loss. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital, as an equity-settled award.

On March 24, 2016, the Company granted awards under the LTIP to senior managers, giving them a conditional right to receive ordinary shares to be purchased by the Trustee up to a maximum cash amount of US$312,500 in aggregate that do not stipulate performance targets. Shares under such LTIP awards are subject to the vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

Any ordinary shares purchased on behalf of an LTIP grantee are to be held by the Trustee until they are vested. Vesting will also depend upon the continued employment of the award holder and will otherwise be at the discretion of the Board.

As at December 31, 2016, the number of Ordinary Shares purchased and held by the Trustee is 62,921 amounted to approximately US$2.4 million, with none and US$25,000 of the LTIP awards have been vested and forfeited during the year ended December 31, 2016. Other than the treasury shares, the Trustee does not have any assets or liabilities as at December 31, 2016. As at December 31, 2016, approximately US$604,000 was paid to the Trustee and debited to the additional paid-in capital as treasury shares and approximately US$1,356,000 was recorded as a compensation expense with a credit to additional paid-in capital.

The following table presents the expenses recognized under the LTIP awards:

	Year Ended
	December 31,
	2016	2015
	(in US$’000)
Research and development expenses	850	156
Administrative expenses	811	152
	1,661	308

As of December 31, 2016, the total unrecognized compensation cost was approximately US$1,466,000 net of the estimated probability rate, and will be recognized over the requisite period.

23. Revenue from License and Collaboration Agreements—Third Parties

The Group recognized revenue from license and collaboration agreements—third parties of approximately US$26.4 million, US$44.1 million and US$12.3 million for the years ended December 31, 2016, 2015 and 2014 respectively, which consisted of the following:

	Year Ended
	December 31,
	2016	2015	2014
	(in US$’000)
Milestone revenue	9,931	19,212	5,000
Amortization of upfront payment	1,679	1,907	701
Research and development services	14,834	22,941	6,635
	26,444	44,060	12,336

The revenue is mainly from 2 license and collaboration agreements as follows:

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly (“Lilly”) relating to fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the agreement, the Group is entitled to receive a series of payments of up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Should fruquintinib be successfully commercialized in China, the Group would receive tiered royalties based on certain percentages of net sales. Development costs after the first development milestone are shared between the Group and Lilly. Following execution of the agreement, the Group received a non-refundable, upfront payment of US$6.5 million.

In addition, the Group also signed an option agreement which grants Lilly an exclusive option to expand the fruquintinib rights beyond Hong Kong and China. The option agreement further sets out certain milestone payments and royalty rates that apply in the event the option is exercised on a global basis. However, these are subject to further negotiation should the option be exercised on a specific territory basis as opposed to a global basis. The option was not considered to be a separate deliverable in the arrangement as it was not considered to be substantive. As at December 31, 2016, the option has not been exercised.

The license rights to fruquintinib, delivered at the inception of the arrangement, did not have stand-alone value apart from the other deliverables in the arrangement which include the development services, the participation in the joint steering committee and the manufacturing of active pharmaceutical ingredients during the development phase. The non-refundable upfront payment was deferred and is being recognized rateably over the development period, which has been estimated to end in 2018. The Group recognizes milestone revenue relating to the deliverables in the agreement as a single unit of accounting using the milestone method.

For the years ended December 31, 2016 and 2014, the Group did not recognize any milestone revenue in relation to this contract. For the year ended December 31, 2015, the Group recognized US$19.2 million milestone revenues in relation to the achievement of the “proof of concept” milestone for two indications. The Group recognized US$1.7 million, US$1.8 million and US$0.6 million revenue from amortization of the upfront payment during the years ended December 31, 2016, 2015 and 2014 respectively. In addition, the Group recognized US$12.1 million, US$19.4 million and nil for the provision of research and development services for the years ended December 31, 2016, 2015 and 2014 respectively.

License and collaboration agreement with AstraZeneca

On December 21, 2011, the Group and AstraZeneca (“AZ”) entered into a global licensing, co-development, and commercialization agreement for savolitinib (“AZ Agreement”), a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the agreement, development costs for savolitinib in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of savolitinib for the rest of the world. The Group received a non-refundable upfront payment of US$20.0 million upon the signing of the agreement and may receive up to US$120.0 million contingent upon the successful achievement of clinical development and first-sale milestones. The agreement also contains possible significant future commercial sale milestones and up to double-digit percentage royalties on net sales.

The license right to develop savolitinib in the rest of the world was delivered to AZ at the inception of the arrangement. Such license had stand-alone value apart from the other deliverables in the arrangement which include the development of savolitinib in China and the participation in the joint steering committee. The non-refundable up-front payment was allocated to (a) the license to develop savolitinib in the rest of the world, which was recognized at inception and (b) the research and development services for which amount allocated has been deferred and is being recognized rateably over the development period which is expected to be end in 2021. The Group recognizes milestone revenue relating to the deliverables, in the agreement as a single unit of accounting using the milestone method.

The Group recognized milestone revenue of US$9.9 million, nil and US$5.0 million for the years ended December 31, 2016, 2015 and 2014 respectively. The milestones were in relation to the initiation of phase IIb in the primary indication and secondary indications. The Group also recognized US$2.7 million, US$3.5 million and US$6.6 million for the provision of research and development services for the years ended December 31, 2016, 2015 and 2014 respectively. In addition, the Group recognized less than US$0.1 million, US$0.1 million and US$0.1 million as revenue from amortization of the upfront payment during the years ended December 31, 2016, 2015 and 2014 respectively.

In August 2016, the Group entered into an amendment to the AZ Agreement. Under the terms of the amendment, the Group shall pay for up to a maximum of US$50 million of phase III clinical trial costs related to developing savolitinib for papillary renal cell carcinoma. In return, AZ agrees to increase ex-China royalties on net sales by an additional 5% over the royalties stipulated in the original agreement until cumulative additional royalties paid reaches US$250 million, after which the additional royalty decreases to 3% for 24 months and then 1.5% thereafter. The costs of the additional Phase III clinical trial costs shall be expensed to research and development expense as incurred. Under the current revenue recognition policy, future royalties shall be recognized as revenue from license and collaboration agreements—third parties as net sales occur. The amendment does not impact the original accounting of the AZ Agreement under the milestone method.

License and collaboration agreement with Ortho-McNeil-Janssen

In November 2015, Ortho-McNeil-Janssen Pharmaceuticals, Inc. (“Janssen”) terminated the license and collaboration agreement between HMPL and Janssen dated June 2, 2010 for the discovery and development of novel small molecule therapeutics against a target in the area of inflammation/immunology. All licenses and other rights granted by the Group to Janssen have been terminated upon the termination date. The Group does not have any outstanding liabilities or obligations due to/from Janssen in relation to the termination of the agreement.

24. Government Incentives

The Group receives government grants from the PRC Government (including the National level and Shanghai Municipal City). These grants are given in support of drug research and development activities and are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and ii) the achievement of certain stages of research and development projects being approved by relevant PRC government authority. These government grants are subject to ongoing reporting and monitoring by the PRC Government over the period of the grant.

Government incentives which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate are recognized in other payable, accruals and advance receipts (Note 17) and will be refundable to the PRC Government if the related research and development projects are suspended. For the years ended December 31, 2016, 2015 and 2014, the Group received government grants of US$1,872,000, US$4,898,000 and US$859,000 respectively.

The government grants recorded as a reduction to research and development expenses for the years ended December 31, 2016, 2015 and 2014 were US$1,269,000, US$3,664,000 and US$3,558,000 respectively.

25. Significant Related Party Transactions

The Group has the following significant transactions during the year with related parties which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(a)             Transactions with related parties:

	Year Ended
	December 31,
	2016	2015	2014
	(in US$’000)
Sales of goods to
—Indirect subsidiaries of CK Hutchison	9,794	8,074	7,823
Income from provision of research and development services
—Equity investees	8,429	5,383	4,312
Purchase of goods from
—A non-controlling shareholder of a subsidiary	13,798	11,894	6,727
—Equity investees	280	3,701	2,480
	14,078	15,595	9,207
Providing consultancy services to
—An equity investee	—	—	38
Rendering of marketing services from
—Indirect subsidiaries of CK Hutchison	741	751	480
—An equity investee	8,401	5,093	—
	9,142	5,844	480
Rendering of management services from
—Indirect subsidiaries of CK Hutchison	874	845	989
Interest paid to
—An immediate holding company	152	144	113
—A non-controlling shareholder of a subsidiary	78	85	19
	230	229	132
Guarantee fee on bank loan to
—An indirect subsidiary of CK Hutchison	471	471	471
Dividend paid to
—A non-controlling shareholder of a subsidiary	564	590	1,179

(b)    Balances with related parties included in:

	December 31,
	2016	2015
	(in US$’000)
Accounts receivable from related parties:
—Indirect subsidiaries of CK Hutchison (note (i))	2,589	1,379
—An equity investee (note (i))	1,634	490
	4,223	1,869
Accounts payable due to related parties:
—An indirect subsidiary of CK Hutchison (note (i))	19	—
—A non-controlling shareholder of a subsidiary (note (i))	5,136	3,521
	5,155	3,521
Amounts due from related parties:
—Indirect subsidiaries of CK Hutchison (note (i))	107	136
—Equity investees (note (i))	1,029	2,157
—Loan to an equity investee (note (ii))	—	7,000
	1,136	9,293
Amounts due to related parties:
—Immediate holding company (note (iii))	2,086	1,775
—An indirect subsidiary of CK Hutchison (note (i))	152	20
—An equity investee	3,070	1,898
—Loan from a non-controlling shareholder of a subsidiary (note (iv))	—	2,550
	5,308	6,243
Non-controlling shareholders:
—Loan from a non-controlling shareholder of a subsidiary (note (iv))	1,550	—
—Loan from a non-controlling shareholder of a subsidiary (note (v))	579	579
—Interest payable due to a non-controlling shareholder of a subsidiary	14	105
	2,143	684
Other deferred income:
—An equity investee (note (vi))	1,771	2,132
Other non-current liabilities
—Immediate holding company (note (iii))	6,000	9,000

Notes:

(i)

Other balances with related parties are unsecured, interest-free and repayable on demand. The carrying values of balances with related parties approximate their fair values due to their short-term maturities.

(ii)

Loan to an equity investee is unsecured and interest-bearing (with waiver of interest) as at December 31, 2015. The loan has been capitalized on June 8, 2016 and included in investment in equity investees as at December 31, 2016.

(iii)

Amount due to immediate holding company is unsecured, interest-bearing. As of December 31, 2016, approximately US$2,086,000 (December 31, 2015: US$1,775,000) is repayable within one year or repayable on demand and US$6,000,000 is repayable within two years from December 2018.

(iv)

Loan from a non-controlling shareholder of a subsidiary is unsecured, interest-bearing, is repayable in October 2018 and is recorded in other non-current liabilities. The balance was recorded in current liabilities as at December 31, 2015. US$1,000,000 was repaid during the year ended December 31, 2016.

(v)	Loan from a non-controlling shareholder of a subsidiary is unsecured, interest bearing (with waiver of interest) and is recorded in other non-current liabilities.

(vi)	Other deferred income represents amount recognized from granting of promotion and marketing rights.

26. Income Taxes

	Year Ended
	December 31,
	2016	2015	2014
	(in US$’000)
Continuing operations:
Current tax
—HK (note (i))	520	150	131
—PRC (note (ii))	458	415	62
Deferred income tax—PRC (note (ii))	3,353	1,040	1,150
Income tax expense	4,331	1,605	1,343

Notes:

(i)

The Company, a subsidiary incorporated in the British Virgin Islands and its Hong Kong subsidiaries are subject to Hong Kong profits tax which has been provided for at the rate of 16.5% on the estimated assessable profits less estimated available tax losses, in each entity, for the years ended December 31, 2016, 2015 and 2014.

(ii)

Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses in each entity. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for companies which qualifies as High and New Technology Enterprises. Hutchison MediPharma Limited qualifies as a High and New Technology Enterprise. Pursuant to the EIT law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement (Note) if direct foreign investors with at least 25% equity interest in the PRC companies are incorporated in Hong Kong, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. Since the equity holders of the major subsidiaries and equity investees of the Company are Hong Kong incorporated companies and meet the aforesaid conditions or requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of December 31, 2016 and 2015, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis that 100% of the distributable reserves of the major subsidiaries and equity investees operating in the PRC will be distributed as dividends.

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s loss before income taxes and equity in earnings of equity investees is as follows:

Continuing operations:

	Year Ended
	December 31,
	2016	2015	2014
	(in US$’000)
Loss before income taxes and equity in earnings of equity investees	(47,356)	(10,540)	(19,957)
Tax calculated at the statutory tax rate of the Company	(7,814)	(1,739)	(3,293)
Tax effects of:
Different tax rates available to different jurisdictions	453	(2,953)	3,551
Tax valuation allowance	9,886	6,601	783
Preferential tax deduction	(3,205)	(2,096)	—
Expenses not deductible for tax purposes	688	253	399
Utilization of previously unrecognized tax losses	(21)	(34)	(1,055)
Withholding tax on undistributed earnings of PRC entities	3,532	1,216	1,161
Others	812	357	(203)
Income tax expense	4,331	1,605	1,343

Note:

The Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income.

Deferred income tax assets and liabilities as at December 31 are as follows:

	December 31,
	2016	2015
	(in US$’000)
Deferred tax assets	372	250
Deferred tax liabilities	(5,361)	(3,723)
Net deferred tax liabilities	(4,989)	(3,473)

The movements in net deferred income tax liabilities are as follows:

	2016	2015	2014
	(in US’000)
As at January 1	(3,473)	(2,842)	(2,267)
Exchange differences	311	88	4
Acquisition of a subsidiary (Note 4)	—	—	(98)
Utilization of previously recognized withholding tax on undistributed earnings	1,526	321	797
(Charged)/Credited to the consolidated statements of operations
—withholding tax on undistributed earnings of PRC entities	(3,532)	(1,216)	(1,161)
—deferred tax on amortization of intangible assets	32	24	11
—deferred tax on provision of assets	147	152	—
—utilization of previously recognized tax losses	—	—	(128)
As at December 31	(4,989)	(3,473)	(2,842)

The deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2016	2015
	(in US$’000)
Deferred income tax assets:
Tax losses	20,145	11,393
Others	372	250
Total deferred income tax assets	20,517	11,643
Less: Valuation allowance	(20,145)	(11,393)
Deferred income tax assets	372	250
Deferred income tax liabilities:
Undistributed earnings from PRC entities	5,230	3,560
Others	131	163
Deferred income tax liabilities	5,361	3,723

The tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2016	2015
	(in US$’000)
No expiry date	32,859	28,699
2015	—	—
2016	—	—
2017	3,651	3,982
2018	807	865
2019	4,012	4,298
2020	34,059	33,735
2021	53,194	—
	128,582	71,579

The Company believes that it is more likely than not that future operations will not generate sufficient taxable income to realize the benefit of the deferred income tax assets as the subsidiaries of the Company have had sustained tax losses, which will expire if not utilized within five years in the case of PRC companies whereas Hong Kong subsidiaries do not generate profits taxable in Hong Kong to utilize their tax losses. Accordingly, a valuation allowance has been recorded against the deferred income tax assets arising from the tax losses of the Company.

The table below summarizes changes in the deferred tax valuation allowance:

	December 31,
	2016	2015	2014
	(in US$’000)
Deferred income tax valuation allowance:
At January 1	11,393	7,455	9,470
Exchange differences	(825)	(235)	(135)
Charged to consolidated statements of operations	9,886	6,601	783
Utilization of previously unrecognized tax losses	(21)	(34)	(1,055)
Write-off of expired tax losses	—	(1,493)	(1,169)
Others	(288)	(901)	(439)
At December 31	20,145	11,393	7,455

The Group recognizes interests and penalties, if any, under other payables, accruals and advance receipts on its consolidated balance sheets and under other expenses in its consolidated statements of operations. As of December 31, 2016, 2015 and 2014, the Group did not have any material unrecognized uncertain tax positions.

27. Earnings/(Losses) per Share

(a)  Basic earnings/(losses) per share

Basic earnings/(losses) per share is calculated by dividing the net income/(loss) attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue during the year. Periodic accretion to Preferred Shares of HMHL (Note 20) is recorded as deductions to consolidated net income to arrive at net income/(loss) available to the Company’s ordinary shareholders for purpose of calculating the consolidated basic earnings/(losses) per share.

	Year Ended
	December 31,
	2016	2015	2014
Weighted average number of outstanding ordinary shares in issue	59,715,173	54,659,315	52,563,387
Net income/(loss) from continuing operations (US$’000)	14,557	10,427	(6,120)
Net income attributable to non-controlling interests (US$’000)	(2,859)	(2,434)	(2,203)
Accretion on redeemable non-controlling interests (US$’000)	—	(43,001)	(25,510)
Net income/(loss) for the year attributable to ordinary shareholders of the Company—Continuing operations (US$’000)	11,698	(35,008)	(33,833)
Income from discontinued operation, net of tax (US$’000)	—	—	2,034
Net income attributable to non-controlling interests (US$’000)	—	—	(1,017)
Net income for the year attributable to ordinary shareholders of the Company—Discontinued operation (US$’000)	—	—	1,017
	11,698	(35,008)	(32,816)
Earnings/(losses) per share attributable to ordinary shareholders of the Company (US$ per share)
—Continuing operations	0.20	(0.64)	(0.64)
—Discontinued operation	—	—	0.02
	0.20	(0.64)	(0.62)

(b)  Diluted earnings/(losses) per share

Diluted earnings/(losses) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, by the weighted average number of ordinary and dilutive ordinary share equivalent outstanding during the period. Dilutive ordinary share equivalents include shares and treasury shares issuable upon the exercise or settlement of share-based awards issued by the Company and its subsidiaries using the treasury stock method and the ordinary shares issuable upon the conversion of the Preferred Shares issued by HMHL using the if-converted method. The computation of diluted earnings/(losses) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

In determining the impact from share-based awards and Preferred Shares issued by HMHL, the Company first calculates the diluted earnings per share at the HMHL and includes in the numerator of consolidated earnings/(losses) per share the amount based on the diluted earnings/(losses) per share of HMHL multiplied by the number of shares owned by the Company. If dilutive, the percentage of the Company’s shareholding in HMHL was calculated by treating Preferred Shares issued by HMHL as having been converted at the beginning of the period and share options as having been exercised during the period.

For purpose of calculating earnings per share for discontinued operation, the same number of potential ordinary shares used in computing the diluted per share amount for income from continuing operations was used in computing diluted per share amount for income from discontinued operation.

	Year Ended
	December 31,
	2016	2015	2014
Weighted average number of outstanding ordinary shares in issue	59,715,173	54,659,315	52,563,387
Adjustment for share options	255,877	—	—
	59,971,050	54,659,315	52,563,387
Net income/(loss) for the year attributable to ordinary shareholders of the Company—Continuing operations (US$’000)	11,698	(35,008)	(33,833)
Income from discontinued operation, net of tax (US$’000)	—	—	2,034
Net income attributable to non-controlling interests (US$’000)	—	—	(1,017)
Net income for the year attributable to ordinary shareholders of the Company—Discontinued operation (US$’000)	—	—	1,017
	11,698	(35,008)	(32,816)
(Losses)/earnings per share attributable to ordinary shareholders of the Company (US$ per share)
—Continuing operations	0.20	(0.64)	(0.64)
—Discontinued operation	—	—	0.02
	0.20	(0.64)	(0.62)

For the years ended December 31, 2015 and 2014, the Preferred Shares issued by HMHL and share options issued by the Company and HMHL were not included in the calculation of diluted loss per share because of their anti-dilutive effect.

28. Segment Reporting

The reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technological advancements and marketing approaches. Details of the reportable segments are included in Note 1. The performance of the reportable segments are assessed based on three measurements: (a) losses or earnings of subsidiaries before interest income, interest expenses, income tax expenses and equity in earnings of equity investees, net of tax (“Adjusted (LBIT)/EBIT”), (b) equity in earnings of equity investees, net of tax and (c) operating profit/(loss).

The segment information for continuing operations is as follows:

	Year Ended December 31, 2016
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Unallocated	Total
	(in US$’000)
Revenue from external customers	35,228	149,861	6,984	24,007	—	216,080
Adjusted (LBIT)/EBIT	(36,657)	2,377	(493)	1,852	(13,306)	(46,227)
Interest income	52	31	34	1	384	502
Equity in earnings of equity investees, net of tax	(4,232)	60,288	10,188	—	—	66,244
Operating (loss)/profit	(40,837)	62,696	9,729	1,853	(12,922)	20,519
Interest expenses	—	—	—	79	1,552	1,631
Additions to non-current assets (other than financial instrument and deferred tax assets)	4,138	67	20	51	51	4,327
Depreciation/amortization	2,176	102	3	19	41	2,341
Income tax expense	—	777	(497)	289	3,762	4,331

	December 31, 2016
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Unallocated	Total
	(in US$’000)
Total assets	53,774	134,681	67,161	10,701	76,120	342,437
Property, plant and equipment	9,686	145	34	40	49	9,954
Leasehold land	1,220	—	—	—	—	1,220
Goodwill	—	2,730	407	—	—	3,137
Other intangible asset	—	469	—	—	—	469
Investments in equity investees	17,031	77,939	63,536	—	—	158,506

	Year Ended December 31, 2015
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Unallocated	Total
	(in US$’000)
Revenue from external customers	52,016	105,478	3,028	17,681	—	178,203
Adjusted (LBIT)/EBIT	(119)	676	(169)	1,211	(11,186)	(9,587)
Interest income	79	114	29	1	228	451
Equity in earnings of equity investees, net of tax	(3,770)	15,653	10,689	—	—	22,572
Operating (loss)/profit	(3,810)	16,443	10,549	1,212	(10,958)	13,436
Interest expenses	—	—	—	85	1,319	1,404
Additions to non-current assets (other than financial instrument and deferred tax assets)	3,218	88	5	4	9	3,324
Depreciation/amortization	1,864	94	11	5	41	2,015
Income tax expense	—	239	—	148	1,218	1,605

	December 31, 2015
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Unallocated	Total
	(in US$’000)
Total assets	49,545	97,572	66,552	8,651	7,279	229,599
Property, plant and equipment	8,312	122	27	7	39	8,507
Leasehold land	1,343	—	—	—	—	1,343
Goodwill	—	2,925	407	—	—	3,332
Other intangible asset	—	571	—	—	—	571
Investments in equity investees	9,285	49,709	60,762	—	—	119,756

	Year Ended December 31, 2014
	Innovation
	Platform	Commercial Platform
	Drug	Prescription	Consumer
	R&D	Drugs	Health
				Hong
	PRC	PRC	PRC	Kong	Unallocated	Total
	(in US$’000)
Revenue from external customers	20,344	50,202	3,847	12,936	—	87,329
Adjusted (LBIT)/EBIT	(13,817)	48	771	999	(7,001)	(19,000)
Interest income	33	68	12	3	443	559
Equity in earnings of equity investees, net of tax	(8,409)	13,201	10,388	—	—	15,180
Operating (loss)/profit	(22,193)	13,317	11,171	1,002	(6,558)	(3,261)
Interest expenses	—	10	77	19	1,410	1,516
Additions to non-current assets (other than financial instrument and deferred tax assets)	3,671	915	24	2	6	4,618
Depreciation/amortization	1,145	65	6	7	42	1,265
Income tax expense	—	51	—	131	1,161	1,343

The group had discontinued part of its Consumer Health business under the Commercial Platform in the PRC for the year ended December 31, 2014. Details of the discontinued operation and segment information are included in Note 5.

Revenue from external customers is after elimination of inter-segment sales. The amount eliminated attributable to sales within Consumer Health business from Hong Kong to the PRC of US$1,306,000, US$2,874,000 and US$105,000 for the years ended December 31, 2016, 2015 and 2014 respectively. Sales between segments are carried out at mutually agreed terms.

There was no customer who accounted for over 10% of the Group’s revenue for the year ended December 31, 2016. There was one customer under the Innovation Platform who accounted for 23% and 13% of the Group’s revenue for the years ended December 31, 2015 and 2014 respectively.

Unallocated expenses mainly represent corporate expenses which include corporate employee benefit expenses and the relevant share-based compensation expenses. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

A reconciliation of adjusted (LBIT)/EBIT to net income/(loss) from continuing operations is provided as follows:

	Year Ended
	December 31,
	2016	2015	2014
	(in US$’000)
Adjusted LBIT	(46,227)	(9,587)	(19,000)
Interest income	502	451	559
Equity in earnings of equity investees, net of tax	66,244	22,572	15,180
Interest expenses	(1,631)	(1,404)	(1,516)
Income taxes	(4,331)	(1,605)	(1,343)
Net income/(loss) from continuing operations	14,557	10,427	(6,120)

29. Note to Consolidated Statements of Cash Flows

Reconciliation of net income/(loss) for the year to net cash (used in)/generated from operating activities:

	Year Ended
	December 31,
	2016	2015	2014
	(in US$’000)
Net income/(loss)	14,557	10,427	(4,086)
Adjustments to reconcile net income/(loss) to net cash (used in)/generated from operating activities
Amortization of finance costs	92	62	31
Depreciation and amortization	2,341	2,015	1,265
Loss on retirement of property, plant and equipment	30	60	36
Movement on the provision for excess and obsolete inventories	163	4	56
Movement on the allowance for doubtful accounts	(208)	1,408	185
Share-based compensation expense-share options	1,780	1,151	1,065
Share-based compensation expense-long-term incentive plan	1,661	308	—
Equity in earnings of equity investees, net of tax	(66,244)	(22,572)	(15,180)
Dividend received from equity investees	30,528	6,410	15,949
Unrealized currency translation loss	633	198	173
Income taxes	1,667	1,093	497
Changes in operating assets and liabilities
Accounts receivable—third parties	(7,258)	(12,030)	8,285
Accounts receivable—related parties	(2,354)	315	1,754
Other receivables, prepayments and deposits	(1,129)	(459)	423
Amounts due from related parties	1,157	(3,010)	(5,029)
Inventories	(3,430)	(5,154)	167
Long-term prepayment	361	(2,132)	—
Accounts payable—third parties	9,818	2,328	2,332
Accounts payable—related parties	1,634	1,331	(162)
Other payables, accruals and advance receipts	7,554	4,660	(47)
Deferred revenue	(1,668)	(1,907)	(697)
Other deferred income	131	2,132	—
Amounts due to related parties	(1,385)	3,977	1,342
Net cash (used in)/generated from operating activities	(9,569)	(9,385)	8,359

30. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s results of operations, financial position or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

31. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in China only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in China are required to make certain appropriation of net after-tax profits or increase in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in China are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$100,825,000 and US$80,040,000 as at December 31, 2016 and 2015 respectively. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in China due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

Further, the Group has certain investments in equity investees, of which the Group’s equity in undistributed earnings amounted to US$116,953,000 and US$74,715,000 as at December 31, 2016 and 2015 respectively.

32. Additional Information: Condensed Financial Statements of the Company

Regulation S-X requires condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The Company’s investments in its subsidiaries are accounted for under the equity method of accounting. Such investments are presented on separate condensed balance sheets of the Company as “Investments in subsidiaries” and the Company’s shares of the profit or loss of subsidiaries are presented as “Equity in earnings of subsidiaries, net of tax” in the separate condensed statements of operations. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this condensed financial information of the parent company, the Company has continued to reflect its share, based on its proportionate interest, of the losses of a subsidiary regardless of the carrying value of the investment even though the Company is not legally obligated to provide continuing support or fund losses.

The Company’s subsidiaries did not pay any dividends to the Company for the periods presented except for Hutchison Chinese Medicine Holding Limited and Hutchison Chinese Medicine (Shanghai) Investment Limited. Hutchison Chinese Medicine Holding Limited declared dividends of nil, US$1,923,000 and US$2,564,000 during the years ended December 31, 2016, 2015 and 2014 respectively. Hutchison Chinese Medicine (Shanghai) Investment Limited declared dividends of US$12,115,000 and US$2,949,000 and US$15,385,000 during the years ended December 31, 2016, 2015 and 2014 respectively. These dividends were settled by off-setting against amounts due to the same subsidiaries.

Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

Condensed Balance Sheets

(in US$’000)

	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	98	1
Prepayments	82	19
Amounts due from subsidiaries	61,711	—
Amounts due from related parties	76	76
Total current assets	61,967	96
Investments in subsidiaries	125,546	93,396
Deferred costs for initial public offering in the United States	—	4,446
Total assets	187,513	97,938
Liabilities and shareholders’ equity
Current liabilities
Other payables and accruals	2,148	5,224
Amounts due to subsidiaries	—	9,029
Amounts due to immediate holding company	596	329
Amount due to a related party	6	—
Total current liabilities	2,750	14,582
Other deferred income	493	—
Total liabilities	3,243	14,582
Company’s shareholders’ equity
Ordinary share; $1.00 par value; 75,000,000 shares authorized; 60,705,823 and 56,533,118 shares issued at December 31, 2016 and 2015	60,706	56,533
Other shareholders’ equity	123,564	26,823
Total Company’s shareholders’ equity	184,270	83,356
Total liabilities and shareholders’ equity	187,513	97,938

Condensed Statements of Operations

(in US$’000)

	Year Ended December 31,
	2016	2015	2014
Operating expenses
Administrative expenses	(5,072)	(4,658)	(1,146)
Other income/(expense)
Interest expense	(6)	(4)	(3)
Other income/(expense)	101	(7)	(98)
Total other income/(expense)	95	(11)	(101)
Income tax expenses	(230)	—	—
Equity in earnings of subsidiaries, net of tax	16,905	12,662	(6,059)
Net income/(loss)	11,698	7,993	(7,306)

Condensed Statements of Comprehensive Income/(loss)

(in US$’000)

	Year Ended December 31,
	2016	2015	2014
Net income/(loss)	11,698	7,993	(7,306)
Other comprehensive loss
Foreign currency translation loss	(9,290)	(4,855)	(2,436)
Total comprehensive income/(loss)	2,408	3,138	(9,742)

Condensed Statements of Cash Flows

(in US$’000)

	Year Ended December 31,
	2016	2015	2014
Operating activities
Net income/(loss)	11,698	7,993	(7,306)
Adjustments to reconcile net income/(loss) to net cash used in operating activities
Equity in earnings of subsidiaries, net of tax	(16,905)	(12,662)	6,059
Loss on dilution of interest in a subsidiary	—	3	98
Changes in operating assets and liabilities
Prepayments	(63)	(18)	(1)
Other deferred income	493	—	—
Amounts due to a related party	6	—	—
Amounts due from/to subsidiaries	(92,418)	3,171	1,379
Other payables and accruals	(235)	1,425	(318)
Amounts due to immediate holding company	267	88	89
Net cash used in operating activities	(97,157)	—	—
Financing activities
Proceeds from issuance of ordinary shares	110,160	—	—
Payment of issuance costs	(12,906)	—	—
Net cash from financing activities	97,254	—	—
Net increase in cash and cash equivalents	97	—	—
Cash and cash equivalents at beginning of year	1	1	1
Cash and cash equivalents at end of year	98	1	1

33. Subsequent Events

On February 28, 2017, the Group through its subsidiary, entered into 2 separate facility agreements with banks for the provision of unsecured credit facilities in the aggregate amount of HK$546,000,000 (US$70,000,000). The first credit facility includes (i) a HK$156,000,000 (US$20,000,000) term loan facility and (ii) a HK$195,000,000 (US$25,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. The term loan has been drawn from this first facility on March 9, 2017. The second credit facility includes (i) a HK$78,000,000 (US$10,000,000) term loan facility and (ii) a HK$117,000,000 (US$15,000,000) revolving loan facility, both with a term of 18 months and an annual interest rate of 1.25% over HIBOR. These credit facilities are guaranteed by the Company and include certain financial covenant requirements. No amounts have been drawn from this second facility.

On March 10, 2017, the Group has repaid the HK$156,000,000 (US$20,000,000) term loan facility entered in February 2016. No amounts remain outstanding related to the unsecured credit facilities in the aggregate amount of HK$468,000,000 (US$60,000,000). Upon the repayment, the HK$468,000,000 (US$60,000,000) unsecured credit facility has been terminated.